QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 11, 2002

Registration No. 333-83688

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HARMAN INTERNATIONAL INDUSTRIES,
INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	3651	11-2534306
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1101 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 393-1101

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

EDWIN C. SUMMERS
Vice President and General Counsel
Harman International Industries, Incorporated
8500 Balboa Boulevard
Northridge, California 91329
(818) 893-8411

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:
JAMES E. O'BANNON
Jones, Day, Reavis & Pogue
2727 North Harwood Street
Dallas, Texas 75201-1515
(214) 220-3939

Approximate date of commencement of proposed sale to public:
As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 11, 2002

PROSPECTUS

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

$300,000,000

Harman International Industries, Incorporated

Offer to exchange our 7 1/8% Notes due 2007,
which have been registered under the Securities Act,
for our outstanding 7 1/8% Notes due 2007

The Exchange Notes

        The exchange notes will be unsecured senior obligations of Harman International and will rank equally with all other senior unsecured and unsubordinated indebtedness of Harman International. We may redeem all or part of the exchange notes at any time at our option at a redemption price equal to the greater of the principal amount of the exchange notes being redeemed plus accrued and unpaid interest to the redemption date or the make-whole amount.

        We will pay interest on the exchange notes each February 15 and August 15, beginning on August 15, 2002.

        The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes that we issued on February 19, 2002, except for transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes that will not apply to the exchange notes.

        The Exchange Offer

  •
  Harman International will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of new notes that are freely tradeable.

  •
  You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

  •
  The exchange offer expires at 5:00 P.M., New York City Time, on                        , 2002, unless extended. We do not currently intend to extend the expiration date.

        An investment in the exchange notes involves certain risks. See "Risk Factors" beginning on page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2002

i

SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before participating in the exchange offer. You should read this entire prospectus and the information incorporated by reference carefully before participating in the exchange offer.

        Unless otherwise indicated, as used in this prospectus, the terms "we," "our" and "us" refer to Harman International Industries, Incorporated and its subsidiaries and predecessors. The term "Harman International" refers only to Harman International Industries, Incorporated, without its subsidiaries. Our fiscal year ends on June 30 of each year. When we refer to a fiscal year, such as fiscal 2001, we are referring to the fiscal year ended on June 30 of that year.

Our Business

        We believe that we are a worldwide leader in the manufacture of high-quality high-fidelity audio and video products for the consumer and professional markets. For almost 50 years, we have created innovative, technologically advanced loudspeakers and electronic audio products that deliver superior sound to our consumer and professional customers. We also develop sophisticated and integrated infotainment systems for the automotive industry. These infotainment systems manage functions like car audio, video and navigation, which are integrated into our products, as well as functions like climate control, telecommunications and internet access, which are provided by other manufacturers and service providers. For fiscal 2001, our total revenues were $1.7 billion, with our consumer systems group representing 73.8% of these revenues and our professional group representing 26.2% of these revenues.

        Harman International was incorporated in the State of Delaware in 1980. Our principal executive offices are located at 1101 Pennsylvania Avenue, NW, Suite 1010, Washington, DC 20004, and our telephone number is (202) 393-1101. Our stock trades on the New York Stock Exchange under the symbol "HAR." We also maintain a website at www.harman.com. However, the information on our website is not a part of this prospectus and you should rely only on the information contained in, or incorporated by reference into, this prospectus when making a decision to participate in the exchange offer.

The Exchange Offer

The Exchange Offer	We are offering to exchange up to $300,000,000 aggregate principal amount of our registered 7 1/8% Notes due 2007 for an equal principal amount of our outstanding 7 1/8% Notes due 2007. The terms of the exchange notes are identical in all material respects to those of the outstanding notes, except for transfer restrictions and registration rights relating to the outstanding notes.
Purpose of the Exchange Offer	The exchange notes are being offered to satisfy our obligations under a registration rights agreement.
Expiration Date; Withdrawal of Tender	The exchange offer will expire at 5:00 p.m., New York City time, on , 2002, or on a later date and time to which we extend it. The tender of outstanding notes in the exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.
Procedures for Tendering Outstanding Notes	Each holder of outstanding notes wishing to accept the exchange offer must complete, sign and date the letter of transmittal, or its facsimile, in accordance with its instructions, and mail or otherwise deliver it, or its facsimile, together with the outstanding notes and any other required documentation to the exchange agent at the address in the letter of transmittal. Outstanding notes may be physically delivered, but physical delivery is not required if a confirmation of a book-entry transfer of the outstanding notes to the exchange agent's account at The Depository Trust Company is delivered in a timely fashion. See "The Exchange Offer—Procedures for Tendering Outstanding Notes."
Conditions to the Exchange Offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. The exchange offer is subject to certain customary conditions, which may be waived by us. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange Offer—Conditions to the Exchange Offer."
Exchange Agent	J.P. Morgan Trust Company, National Association
U.S. Federal Income Tax Considerations	The exchange of the outstanding notes for exchange notes will not be treated as a taxable transaction for United States federal income tax purposes. The exchange will not result in taxable income, gain or loss being recognized by holders or by us. Immediately after the exchange, a holder will have the same adjusted basis and holding period in each exchange note received as the holder had immediately prior to the exchange in the corresponding outstanding note surrendered.

The Exchange Notes

        The terms of the exchange notes are identical in all material respects to those of the outstanding notes, except for the transfer restrictions and registering rights relating to the outstanding notes that do not apply to the exchange notes.

Issuer	Harman International Industries, Incorporated
Notes Offered	$300,000,000 aggregate principal amount of 7 1/8% Notes Due 2007
Maturity Date	The exchange notes will mature on February 15, 2007
Interest Payment Dates	February 15 and August 15 of each year, commencing on August 15, 2002.
Optional Redemption
We may redeem all or part of the exchange notes at any time at our option at a redemption price equal to the greater of the principal amount of the exchange notes being redeemed plus accrued and unpaid interest to the redemption date or the make-whole amount.
Make-Whole Amount
The make-whole amount is equal to the sum of the present value of the principal amount of the exchange notes to be redeemed, together with the scheduled payments of interest, exclusive of interest to the redemption date, from the redemption date to the maturity date of the exchange notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 0.50%, plus accrued and unpaid interest on the principal amount of the exchange notes being redeemed to the redemption date.
Ranking
The exchange notes will be unsecured senior obligations of Harman International and will rank equally with all other unsecured and unsubordinated indebtedness of Harman International. The exchange notes are senior in right of payment to all of the subordinated debt of Harman International.
At March 31, 2002, Harman International and its consolidated subsidiaries had approximately $470.8 million of senior indebtedness of which $23.9 million represented indebtedness of subsidiaries, of which $5.3 million was secured. At March 31, 2002, our subsidiaries had approximately $333.3 million of other liabilities, including trade payables but excluding (i) intercompany obligations, (ii) liabilities under guarantees of our obligations and (iii) obligations under operating leases and other obligations not reflected in our consolidated financial statements. Holders of the outstanding notes are and holders of the exchange notes will be structurally subordinated to these subsidiary liabilities. See "Description of the Exchange Notes—Ranking."

Certain Covenants	We will issue the exchange notes under the indenture governing the outstanding notes. The indenture, among other things, limits our ability and the ability of our subsidiaries, to:
• create or assume liens;
• enter into sale and leaseback transactions; and
• engage in mergers and consolidations.
Additional Interest
We are obligated to cause the registration statement relating to this prospectus to be declared effective prior to August 18, 2002 and to consummate the exchange offer by September 17, 2002. If we fail to meet these deadlines, additional interest will accrue on the outstanding notes until the registration default is cured. See "Registration Rights for Outstanding Notes."
Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes.

Summary Historical Consolidated Financial Information

        The following table presents our summary historical consolidated financial information. The historical consolidated financial information as of and for each of the fiscal years ended June 30, 1999, 2000 and 2001 has been derived from, and should be read together with, our audited financial statements and the accompanying notes incorporated by reference into this prospectus. The historical condensed consolidated financial information as of and for the nine months ended March 31, 2001 and 2002 has been derived from, and should be read together with, our unaudited consolidated financial statements and accompanying notes incorporated by reference into this prospectus. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in our interim financial statements. Interim results are not necessarily indicative of the results that can be expected for any future period or for the full fiscal year. (footnotes on following page)

	Year Ended June 30,			Nine Months Ended March 31,
	1999	2000	2001	2001	2002
	(dollars in thousands)
Statement of Operations Data:
Net Sales	$1,500,135	$1,677,939	$1,716,547	$1,268,810	$1,324,751
Cost of sales	1,102,400	1,208,603	1,268,512	941,165	970,110

Gross profit	397,735	469,336	448,035	327,645	354,641
Selling, general and administrative expenses	322,008	347,614	376,807	290,300	291,647
Plant closures and severance	17,010	—	—	—	—
Asset impairment	20,054	—	—	—	—

Operating income	38,663	121,722	71,228	37,345	62,994
Other expenses:
Interest expense	23,641	18,507	24,950	18,594	17,673
Miscellaneous, net	575	386	1,179	425	1,082

Income before income taxes and minority interest	14,447	102,829	45,099	18,326	44,239
Income tax expense	2,706	29,923	12,703	5,319	12,830
Minority interest	18	68	32	—	—

Net income	$11,723	$72,838	$32,364	$13,007	$31,409

Other Data:
Net cash provided by (used in) operating activities	$126,180	$194,565	$53,943	$(34,941)	$65,687
Net cash used in investing activities	(78,274)	(129,943)	(90,444)	(50,901)	(81,780)
Net cash provided by (used in) financing activities	(61,406)	(62,651)	35,427	88,414	98,057
EBITDA(1)	104,868	185,954	137,250	90,905	118,508
Depreciation and amortization	66,780	64,618	67,201	53,985	56,596
Capital expenditures(2)	70,792	96,661	105,764	67,674	79,028

	As of June 30,			As of March 31,
	1999	2000	2001	2001	2002
	(dollars in thousands)
Balance Sheet Data (at end of period):
Adjusted working capital(3)	$390,949	$332,151	$383,654	$427,270	$484,489
Total assets	1,065,755	1,137,505	1,162,385	1,169,239	1,300,655
Total debt	311,575	277,324	368,760	425,674	470,813
Shareholders' equity	468,187	486,333	422,942	409,682	460,301

(1)
EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We believe that EBITDA provides additional information for determining a borrower's ability to meet debt service requirements. However, EBITDA is not intended to represent cash flow, or to be used as an alternative to net income or any other measure of performance in accordance with generally accepted accounting principles, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.

(2)
Capital expenditures include capitalized software costs and are shown net of dispositions.

(3)
Adjusted working capital equals current assets less current liabilities, excluding short-term debt and the current portion of long-term debt.

	Year Ended June 30,					Nine Months Ended March 31,
	1997	1998	1999	2000	2001	2001	2002
Ratio of Earnings to Fixed Charges(1)	3.9x	3.6x	1.5x	5.4x	2.4x	1.7x	2.8x
	Year Ended June 30, 2001	Nine Months Ended March 31, 2002
Pro Forma Ratio of Earnings to Fixed Charges(2)	1.9x	2.2x

(1)
Earnings used in computing the ratio of earnings to fixed charges consist of income before taxes plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance costs and that portion of lease expense representative of interest.

(2)
The pro forma ratio of earnings to fixed charges gives effect to the issuance of $300 million principal amount of the outstanding notes, the repayment of borrowings under our revolving credit facility and term loan and the repayment of a portion of other short-term borrowings as of the beginning of the indicated period.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the information incorporated by reference into this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act and 21E of the Exchange Act of 1934. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, capital expenditures, the outcome of pending legal proceedings and claims, including environmental matters, goals and objectives for future operations, including descriptions of our business strategies and purchase commitments from customers, among other things. These statements are typically identified by words such as "believe," "anticipate," "expect," "plan," "intend," "estimate" and similar expressions. We base these statements on particular assumptions that we have made in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider the information in this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions.

        Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include, among other things:

  •
  changes in consumer confidence and spending;

  •
  automobile industry sales and production rates and the willingness of automobile purchasers to pay for the option of a premium branded automotive audio system;

  •
  model-year changeovers in the automotive industry;

  •
  our ability to satisfy contract performance criteria, including technical specifications and due dates;

  •
  competition in the consumer and/or professional product markets in which we operate;

  •
  the outcome of pending or future litigation and administrative claims, including patent and environmental matters;

  •
  work stoppages at one or more of our facilities or at a facility of one of our significant customers;

  •
  the loss of one or more significant customers, including our automotive manufacturer customers;

  •
  our ability to adapt to technological advances and innovation on a cost-effective and timely basis; and

  •
  general economic conditions.

        In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in, or incorporated by reference into, this prospectus will in fact transpire.

RISK FACTORS

        An investment in the exchange notes involves a degree of risk. There are a number of factors, including those specified below, which may adversely affect our ability to make payments on the exchange notes. Additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely impact our ability to repay the exchange notes. You should carefully consider the risks described below, together with the other information in this prospectus, before making a decision to participate in the exchange offer.

Risks Related to the Exchange Offer

If you do not exchange your outstanding notes for exchange notes in the exchange offer, your outstanding notes will continue to be subject to significant restrictions on transfer, and may be subject to a limited trading market and a significant diminution in value.

        If you do not exchange your outstanding notes for the exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your outstanding notes. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or offered or sold pursuant to an exemption from these requirements. We do not intend to register the outstanding notes under the Securities Act. To the extent other outstanding notes are tendered and accepted in the exchange offer, the trading market, if any, for the remaining outstanding notes would be adversely affected and there could be a significant diminution in the value of the outstanding notes as compared to the value of the exchange notes. See "The Exchange Offer—Consequences of the Failure to Exchange."

An active public market may not develop for the exchange notes, which could adversely affect the market price and liquidity of the exchange notes.

        The exchange notes constitute securities for which there is no established trading market. We do not intend to list the exchange notes on any securities exchange or to seek approval for quotation through any automated quotation system, and no active public market for the exchange notes is currently anticipated. If a market for the exchange notes should develop, the exchange notes could trade at a discount from their principal amount and they may be difficult to sell. Future trading prices of the exchange notes will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. As a result, we can not give you any assurance that you will be able to resell any exchange notes or the price at which you will be able to resell the exchange notes.

If you participate in the exchange offer for the purpose of participating in a distribution of the exchange notes you could be deemed an underwriter under the Securities Act and be required to deliver a prospectus when you resell notes.

        If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed an underwriter under the Securities Act. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. Each broker-dealer who holds outstanding notes for its own account due to market-making or other trading activities and who receives exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. If you are deemed to be an underwriter and do not comply with these prospectus delivery requirements, you may be subject to civil penalties.

Risks Related to the Exchange Notes

The covenant restrictions in the exchange notes and our other debt could restrict our operations.

        The instruments governing the exchange notes, the senior notes and our revolving credit facility contain certain provisions that could restrict our operating and financing activities. The indenture restricts our ability to, among other things:

  •
  create or assume liens;

  •
  enter into sale-leaseback transactions; and

  •
  engage in mergers or consolidations.

        Because of the restrictions on our ability to create or assume liens, we may have difficulty securing additional financing in the form of additional indebtedness. In addition, our revolving credit facility contains other and more restrictive covenants, including financial covenants that will require us to achieve specified financial and operating results and maintain compliance with specified financial ratios. We may have to curtail some of our operations to maintain compliance with these covenants.

If we fail to comply with the covenants contained in our credit facilities or the indenture relating to the notes, the related debt incurred under those agreements could be declared immediately due and payable, which could also trigger a default under other agreements.

        Our ability to meet the covenants or requirements in our credit facilities and the indentures relating to our outstanding senior notes may be affected by events beyond our control, and we cannot assure you that we will satisfy these covenants and requirements. A breach of these restrictive covenants or our inability to comply with the financial ratios, tests or other restrictions could result in an event of default under our revolving credit facility. Additionally, an event of default under our revolving credit facility is also an event of default under the indentures governing the notes. Upon the occurrence of an event of default under our revolving credit facility, the lenders and/or the noteholders could elect to declare all amounts outstanding under our revolving credit facility and/or one or both of the indentures, together with accrued interest, to be immediately due and payable. If the payment of our indebtedness was accelerated, there can be no assurance that we will be able to make those payments or borrow sufficient funds from alternative sources to make those payments. Even if we were to obtain additional financing, that financing may be on unfavorable terms.

Harman International is a holding company with no operations of its own and therefore our cashflow and ability to service debt are dependent upon distributions from our subsidiaries.

        Harman International is a holding company with no operations of its own. Consequently, Harman International's ability to service its debt and pay dividends is dependent upon the operating earnings of its subsidiaries. The distribution of those earnings, or advances or other distributions of funds by those subsidiaries to Harman International, all of which could be subject to statutory or contractual restrictions, are contingent upon the subsidiaries' earnings and are subject to various business considerations.

Our subsidiaries have not guaranteed the notes and therefore the notes will be effectively subordinated in right of payment to any and all debt and other liabilities, including trade payables, of our subsidiaries.

        Our subsidiaries have guaranteed our obligations under our revolving credit facility. However, our subsidiaries are not obligors or guarantors of the exchange notes. Therefore, the claims of creditors of such subsidiaries, including claims of lenders under the revolving credit facility, the claims of trade creditors and claims of preferred stockholders (if any) of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of Harman

International. The exchange notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of such subsidiaries. At March 31, 2002, our subsidiaries had indebtedness of approximately $23.9 million, of which $5.3 million was secured, and approximately $333.3 million of other liabilities, including trade payables but excluding (i) intercompany obligations, (ii) liabilities under guarantees of our obligations and (iii) obligations under operating leases and other obligations not reflected in our consolidated financial statements. Accordingly, there can be no assurance that, in the event of our bankruptcy, after providing for claims of creditors and preferred stockholders (if any) of our subsidiaries, there would be sufficient assets available to pay amounts due to you as a holder of the exchange notes.

Risks Related to our Business

Failure to maintain relationships with our largest customer and failure by our customers to continue to purchase expected quantities of our products due to changes in market conditions could have an adverse effect on our operations.

        Sales to DaimlerChrysler accounted for 20.5% of our consolidated net sales for the fiscal year ended June 30, 2001. We anticipate that DaimlerChrysler will continue to account for a significant portion of our sales for the foreseeable future, however, DaimlerChrysler is not obligated to any long term purchase of our products. The loss of sales to DaimlerChrysler could have a material adverse effect on our consolidated sales, earnings and financial position.

A decrease in discretionary spending would likely reduce our sales.

        Our sales are dependent to a substantial extent on discretionary spending by consumers, which may be adversely impacted by economic conditions affecting disposable consumer income and retail sales. In addition, our sales of audio products to the automotive OEM market are dependent on the overall success of the automobile industry, as well as the willingness, in many instances, of automobile purchasers to pay for the option of a premium branded automotive audio system.

Our business could be adversely affected if we are unable to obtain raw materials and components from our suppliers on favorable terms.

        We are dependent upon certain unaffiliated domestic and foreign suppliers for various components, parts, raw materials and certain finished products. Some of our suppliers produce products that compete with our products. Although we believe that the loss of any one or more of our suppliers would not have a long-term material adverse effect on our business because other suppliers would be able to fulfill our requirements, the loss of certain suppliers could, in the short term, adversely affect our business until alternative suppliers are able to ship adequate amounts of raw materials or components to us. We have begun using multiple vendors and have limited our reliance on any single supplier.

We may lose market share if we are unable to compete successfully against our current and future competitors.

        The high fidelity audio products market is fragmented, highly competitive, rapidly changing and characterized by price competition. Many manufacturers, large and small, domestic and foreign, offer audio systems that vary widely in price and quality and are marketed through a variety of channels, including audio specialty stores, discount stores, department stores and mail order firms. Some of our competitors have financial and other resources greater than ours. We cannot assure you that we will continue to compete effectively against existing or new competitors that may enter its markets.

        We also compete indirectly with automobile manufacturers, who may improve the quality of original equipment sound systems, reducing demand for our aftermarket mobile audio products, or change the designs of their cars to make installation of our aftermarket products more difficult or expensive.

Our products may not satisfy shifting consumer demand or compete successfully with competitors' products.

        Our business is based on the demand for audio products and our ability to introduce distinctive new products that anticipate changing consumer demands and capitalize upon emerging technologies. If we fail to introduce new products, misinterpret consumer preferences or fail to respond to changes in the marketplace, consumer demand for our products could decrease and our brand image could suffer. In addition, our competitors may introduce superior designs or business strategies, undermining our distinctive image and our products' desirability. If any of these events occur, they could cause our sales to decline.

Currency fluctuations may reduce the profits on our foreign sales or increase our costs, either of which could adversely affect our financial results.

        A significant amount of our assets and operations are located outside the United States. Consequently, we are subject to fluctuations in foreign currency exchange rates. Translation losses as a result of currency fluctuations may adversely affect the profits on our foreign sales and have a negative impact on our financial results. In addition, we purchase certain foreign-made products. Although we hedge a portion of our foreign currency exposure and, due to the multiple currencies involved in our business, foreign currency positions partially offset and are netted against one another to reduce exposure, we cannot assure you that fluctuations in foreign currency exchange rates will not make these products more expensive to purchase. Any increase in our costs of purchasing these products could negatively impact our financial results to the extent we are not able to pass those increased costs on to our customers.

If we do not continue to develop, introduce and achieve market acceptance of new and enhanced products, our sales may decrease.

        In order to increase sales in current markets and gain footholds in new markets, we must maintain and improve existing products, while successfully developing and introducing new products. Our new and enhanced products must respond to technological developments and changing consumer preferences.

        We may experience difficulties that delay or prevent the development, introduction or market acceptance of new or enhanced products. Furthermore, despite extensive testing, we may be unable to detect and correct defects in our products before we ship them to our customers. Delays or defects in new product introduction may result in loss of sales or delays in market acceptance. Even after we introduce them, our new or enhanced products may not satisfy consumer preferences and product failures may cause consumers to reject our products. As a result, these products may not achieve market acceptance. In addition, our competitors' new products and product enhancements may cause consumers to defer or forego purchases of our products.

Our international operations could be harmed by factors including political instability, currency exchange rates and changes in regulations that govern international transactions.

        The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our distributors and suppliers. These risks include:

  •
  changes in tariff regulations;

  •
  political instability, war, terrorism and other political risks;

  •
  foreign currency exchange rate fluctuations;

  •
  establishing and maintaining relationships with local distributors and dealers;

  •
  lengthy shipping times and accounts receivable payment cycles;

  •
  import and export licensing requirements;

  •
  compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

  •
  greater difficulty in safeguarding intellectual property than in the U.S.; and

  •
  difficulty in staffing and managing geographically diverse operations.

        These and other risks may increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products.

If we are unable to enforce or defend our ownership and use of our intellectual property, our business may decline.

        Our future success will depend, in substantial part, on our intellectual property. We seek to protect our intellectual property rights, but our actions may not adequately protect the rights covered by our patents, patent applications, trademarks and other proprietary rights, and prosecution of our claims could be time consuming and costly. In addition, the intellectual property laws of some foreign countries do not protect our proprietary rights as do the laws of the U.S. Despite our efforts to protect our proprietary information, third parties may obtain, disclose or use our proprietary information without our authorization, which could adversely affect our business.

        From time to time, third parties have alleged that we infringe their proprietary rights. These claims or similar future claims could subject us to significant liability for damages, result in the invalidation of our proprietary rights, limit our ability to use infringing intellectual property or force us to license third-party technology rather than dispute the merits of any infringement claim. Even if we prevail, any associated litigation could be time consuming and expensive and could result in the diversion of our time and resources.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        In connection with the offering of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes. We are making the exchange offer to satisfy our obligations under the registration rights agreement.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Terms of the Exchange

        We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, exchange notes for an equal principal amount of outstanding notes. The terms of the exchange notes are identical in all material respects to those of the outstanding notes, except for the transfer restrictions and registration rights relating to the outstanding notes which will not apply to exchange notes. The exchange notes will be entitled to the benefits of the indenture. See "Description of the Exchange Notes."

        The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered or accepted for exchange. As of the date of this prospectus, $300.0 million aggregate principal amount of the outstanding notes is outstanding. Outstanding notes tendered in the exchange offer must be in denominations of a minimum principal amount of $1,000 or any integral multiple thereof.

        Based on certain interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, holders of outstanding notes, except any holder who is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, who exchange their outstanding notes for exchange notes pursuant to the exchange offer generally may offer the exchange notes for resale, resell the exchange notes and otherwise transfer the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders' business and such holders are not participating in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution." In addition, to comply with the securities laws of individual jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and complied with. We have agreed, pursuant to our registration rights agreement to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the jurisdictions you reasonably request in writing. If you do not exchange such outstanding notes for exchange notes pursuant to the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer contained in the legend set forth on the outstanding notes.

        If any holder of the outstanding notes is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the exchange notes to be acquired in the exchange offer, the holder cannot rely on the applicable interpretations of the Securities and Exchange Commission and must comply with the registration requirements of the Securities Act in connection with any resale of outstanding notes or effect the resale pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act and applicable state securities laws.

Expiration Date; Extensions; Termination; Amendments

        The exchange offer expires on the expiration date, which is 5:00 p.m., New York City time, on            , 2002, unless we in our sole discretion extend the period during which the exchange offer is open.

        We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to J.P. Morgan Trust Company, National Association, the exchange agent, and by public announcement communicated by no later than 9:00 a.m. on the business day following the previously scheduled expiration date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the exchange offer, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us unless withdrawn.

        The exchange date will be the second business day following the expiration date. We expressly reserve the right to:

  •
  terminate the exchange offer and not accept for exchange any outstanding notes for any reason, including if any of the events set forth below under "—Conditions to the Exchange Offer" shall have occurred and shall not have been waived by us; and

  •
  amend the terms of the exchange offer in any manner, whether before or after any tender of the outstanding notes.

        If any termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the outstanding notes as promptly as practicable.

        Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the tendered outstanding notes on the exchange date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after expiration or termination of the exchange offer. See "—Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes."

        This prospectus and the related letter of transmittal and other relevant materials will be mailed by us to record holders of outstanding notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of outstanding notes.

Procedures for Tendering Outstanding Notes

        The tender of outstanding notes by you pursuant to any one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        General Procedures.    You may tender the outstanding notes by:

  •
  properly completing and signing the letter of transmittal or a facsimile and delivering the letter of transmittal together with:

    —  the certificate or certificates representing the outstanding notes being tendered and any required signature guarantees, to the exchange agent at its address set forth in the letter of transmittal on or prior to the expiration date; or

    —  a timely confirmation of a book-entry transfer of the outstanding notes being tendered, if the procedure is available, into the exchange agent's account at The Depository Trust Company pursuant to the procedure for book-entry transfer described below, or

  •
  complying with the guaranteed delivery procedures described below.

        If tendered outstanding notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange therefor are to be issued, and any untendered outstanding notes are to be reissued, in the name of the registered holder, the signature of the signer need not be guaranteed. In any other case, the tendered outstanding notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a commercial bank or trust company located or having an office or correspondent in the United States or by a member firm of a national securities exchange or of the National Association of Securities Dealers, Inc. or by a member of a signature medallion program such as "STAMP." If the exchange notes and/or outstanding notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the outstanding notes, the signature on the letter of transmittal must be guaranteed by an eligible institution.

        Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender outstanding notes should contact the holder promptly and instruct the holder to tender outstanding notes on the beneficial owner's behalf. If the beneficial owner wishes to tender the outstanding notes itself, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

        A tender will be deemed to have been received as of the date when:

  •
  the tendering holder's properly completed and duly signed letter of transmittal accompanied by the outstanding notes is received by the exchange agent;

  •
  the tendering holder's properly completed and duly signed letter of transmittal accompanied by a book-entry confirmation is received by the exchange agent; or

  •
  a notice of guaranteed delivery or letter or facsimile transmission to similar effect from an eligible institution is received by the exchange agent.

        Issuances of exchange notes in exchange for outstanding notes tendered pursuant to a notice of guaranteed delivery or letter or facsimile transmission to similar effect by an eligible institution will be made only against deposit of the letter of transmittal, the tendered outstanding notes, or book-entry confirmation, if applicable and any other required documents.

        All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of outstanding notes will be determined by us, and will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defects or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding.

        The method of delivery of outstanding notes and all other documents is at the election and risk of the tendering holders, and delivery will be deemed made only when actually received and confirmed by the exchange agent. If the delivery is by mail, we recommend that you use registered mail properly insured with return receipt requested and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or outstanding notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for the holders.

        Book-Entry Transfer.    The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of the prospectus, and any financial institution that is a participant in the book-entry transfer facility's systems may make book-entry delivery of outstanding notes by causing the book-entry transfer facility to transfer the outstanding notes into the exchange agent's account at the book-entry transfer facility in accordance with the book-entry transfer facility's procedures for transfer.

        Guaranteed Delivery Procedures.    If you desire to tender outstanding notes pursuant to the exchange offer, but time will not permit a letter of transmittal, the outstanding notes or other required documents to reach the exchange agent on or before the expiration date, or if the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the exchange agent has received, at its office, a letter or facsimile transmission from an eligible institution setting forth the name and address of the tendering holder, the names in which the outstanding notes are registered, the principal amount of the outstanding notes being tendered and, if possible, the certificate numbers of the outstanding notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the expiration date, the outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal and any other required documents, will be delivered by the eligible institution to the exchange agent in accordance with the procedures outlined above. Unless outstanding notes being tendered by the above-described method are deposited with the exchange agent, including through a book-entry confirmation, within the time period set forth above and accompanied or preceded by a properly completed letter of transmittal and any other required documents, we may, at our option, reject the tender. Copies of a notice of guaranteed delivery which may be used by eligible institutions for the purposes described in this paragraph are available from the exchange agent.

Terms and Conditions of the Letter of Transmittal

        The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

        The transferring party tendering outstanding notes for exchange thereby exchanges, assigns and transfers the outstanding notes to us and irrevocably constitutes and appoints the exchange agent as the transferor's agent and attorney-in-fact to cause the outstanding notes to be assigned, transferred and exchanged. The transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the outstanding notes and to acquire exchange notes issuable upon the exchange of the tendered outstanding notes and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered outstanding notes, free and clear of all liens, restrictions except restrictions on transfer, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered outstanding notes. The transferor further agrees that acceptance of any tendered outstanding notes by us and the issuance of exchange notes in exchange therefor will constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under the registration rights agreement, except in certain limited circumstances. All authority conferred by the transferor will survive the death, bankruptcy or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors, administrators and trustees in bankruptcy of the transferor.

        By tendering outstanding notes and executing the letter of transmittal, the transferor certifies that:

  •
  it is not an affiliate of us or our subsidiaries or, if the transferor is an affiliate of us or our subsidiaries, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

  •
  the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not the person is the holder;

  •
  the transferor has not entered into an arrangement or understanding with any other person to participate in the distribution, within the meaning of the Securities Act, of the exchange notes;

  •
  the transferor is not a broker-dealer who purchased the outstanding notes for resale pursuant to an exemption under the Securities Act; and

  •
  if the transferor is not a broker-dealer, the transferor is not engaged in, and does not intend to engage in, a distribution of the exchange notes.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Withdrawal Rights

        Outstanding notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date.

        For a withdrawal to be effective, a written letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal not later than the close of business on the expiration date. Any notice of withdrawal must specify the person named in the letter of transmittal as having tendered outstanding notes to be withdrawn, the certificate numbers and principal amount of outstanding notes to be withdrawn, that the holder is withdrawing its election to have such outstanding notes exchanged and the name of the registered holder of the outstanding notes, and must be signed by the holder in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the outstanding notes being withdrawn. The exchange agent will return the properly withdrawn outstanding notes promptly following receipt of notice of withdrawal. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under "—Procedures for Tendering Outstanding Notes" above at any time on or prior to the expiration date. If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and will be final and binding on all parties.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

        Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of outstanding notes validly tendered and not withdrawn and the issuance of the exchange notes will be made on the exchange date. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered outstanding notes when, and if we have given written notice to the exchange agent.

        The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving exchange notes from us and causing the outstanding notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of exchange notes to be issued in exchange for accepted outstanding notes will be made by the exchange agent promptly after acceptance of the tendered outstanding notes. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the outstanding notes will be credited to an account maintained by the holder with the book-entry transfer facility for the outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to issue exchange notes in exchange for any properly tendered outstanding notes not previously accepted and may terminate the exchange offer, by oral or written notice to the exchange agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service, or, at its option, modify or otherwise amend the exchange offer, if:

  •
  there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or of the Securities and Exchange Commission:

    —  seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer,

    —  assessing or seeking any damages as a result thereof, or

    —  resulting in a material delay in our ability to accept for exchange or exchange some or all of the outstanding notes pursuant to the exchange offer; or

  •
  the exchange offer shall violate any applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

        The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances, including any action or inaction by us, giving rise to the condition or may be waived by us in whole or in part at any time or from time to time in its sole discretion. If we waive a condition that results in a material change to the exchange offer, we will promptly disclose the waiver in a supplemental prospectus and deliver the supplemental prospectus to registered holders of existing notes. Depending upon the significance of the waiver and the manner of delivery of the supplemental prospectus, we will also keep the exchange offer open for an additional period of between five and ten business days if the exchange offer would otherwise expire within such five to ten business day period.

        The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

        Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

        In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus is a part or qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Exchange Agent

        J.P. Morgan Trust Company, National Association has been appointed as the exchange agent for the exchange offer. Questions relating to the procedure for tendering, as well as requests for additional copies of this prospectus or the letter of transmittal and requests for notices of guaranteed delivery, should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail: J.P. Morgan Trust Company, National Association One Liberty Place, Suite 5210 1650 Market Street Philadelphia, PA 19103 Attention: Stephen Schaaf	Facsimile Transmission Number: (For Eligible Institutions Only): 215-568-1450 To Confirm by Telephone or for Information Call: 215-988-1320	By Hand/Overnight Delivery: J.P. Morgan Trust Company, National Association One Liberty Place 1650 Market Street, Suite 5210 Philadelphia, PA 19103 Attention: Stephen Schaaf

        Delivery of the letter of transmittal to an address other than as set forth above, or transmission of instructions via facsimile other than as set forth above, will not constitute a valid delivery.

        J.P. Morgan Trust Company, National Association also acts as trustee under the indenture.

Solicitation of Tenders; Expenses

        We have not retained any dealer-manager or similar agent in connection with the exchange offer and we will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us and are estimated at approximately $100,000.

        No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, the information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of outstanding notes in any jurisdiction in which the making of the exchange offer or the acceptance would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the exchange offer in any jurisdiction and extend the exchange offer to holders of outstanding notes in the jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on behalf of us by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

Appraisal Rights

        You will not have dissenters' rights or appraisal rights in connection with the exchange offer.

Accounting Treatment

        The exchange notes will be recorded at the carrying value of the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us upon the exchange of exchange notes for outstanding notes. Expenses incurred in connection with the issuance of the exchange notes will be amortized over the term of the exchange notes.

Transfer Taxes

        If you tender your outstanding notes, you will not be obligated to pay any transfer taxes in connection therewith except that unless you instruct us to register exchange notes in the name of, or request outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered holder, you will be responsible for the payment of any applicable transfer tax.

Income Tax Considerations

        The exchange of an outstanding note for an exchange note will not constitute a taxable exchange. Such an exchange will not result in taxable income, gain or loss being recognized by you or by us. Immediately after the exchange, you will have the same adjusted basis and holding period in each exchange note received as you had immediately prior to the exchange in the corresponding outstanding note surrendered. See "United States Federal Income Tax Considerations."

Consequences of Failure to Exchange

        As consequence of the offer or sale of the outstanding notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, holders of outstanding notes who do not exchange outstanding notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the outstanding notes as set forth in the legend appearing on the outstanding note. In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the outstanding notes under the Securities Act.

        Upon consummation of the exchange offer, due to the restrictions on transfer of the outstanding notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for outstanding notes will be relatively less liquid than the market for exchange notes. Consequently, holders of outstanding notes who do not participate in the exchange offer could experience significant diminution in the value of their outstanding notes, compared to the value of the exchange notes.

USE OF PROCEEDS

        We will not receive any proceeds from the issuance of the exchange notes. The net proceeds from the sale of the outstanding notes, which occurred in February 2002, after deduction of underwriting discounts and expenses, were approximately $294.8 million. We used a portion of the net proceeds to repay the outstanding borrowings of $162.5 million under our revolving credit facility, the outstanding borrowings of $73.7 million under our term loan and $10.0 million of other short-term borrowings. We intend to use the rest of the net proceeds to repay the balance of our other short-term borrowings and for working capital and general corporate purposes.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of March 31, 2002. You should read this table in conjunction with our consolidated financial statements and notes thereto incorporated by reference in this prospectus.

As of March 31, 2002
(dollars in thousands, except par value)
Cash and cash equivalents	$84,430

Total debt:
Short-term borrowings(1)	$7,199
Current portion of long-term debt	4,216
7.32% Notes due 2007	149,181
Other senior debt	12,520
7 1/8% Notes due 2007	297,697

Total debt(2)	470,813

Shareholders' equity:
Preferred stock—$.01 par value; authorized—5,000,000; none issued and outstanding	—
Common stock—$.01 par value; authorized—100,000,000; 38,178,580 shares issued and outstanding	382
Additional paid-in capital	302,851
Accumulated other comprehensive income (loss)	(82,813)
Retained earnings	380,520
Common stock in treasury, at cost—5,807,300 shares	(140,639)

Total shareholders' equity	460,301

Total capitalization	$931,114

(1)
Short-term borrowings consist of borrowings under unsecured lines of credit for some of our foreign subsidiaries.
(2)
We also have a $125.0 million revolving credit facility. At March 31, 2002, we had approximately $10.9 million of letters of credit outstanding under that facility.

BUSINESS

Overview

        We believe that we are a worldwide leader in the manufacture of high-quality high-fidelity audio and video products for the consumer and professional markets. For over 50 years, we have developed, both internally and through a series of strategic acquisitions, a broad range of product offerings sold under renowned brand names in our principal markets. We believe that our JBL, Infinity, Harman/Kardon, Mark Levinson and Becker brand names are well-known worldwide for premium quality and performance. We have built these brands by developing our engineering, manufacturing and marketing leadership and by strengthening our ability to provide total audio and video system solutions to our customers.

        We organize our business by the end-user markets they serve. Our consumer systems group focuses on providing loudspeakers and electronics for high fidelity audio and video reproduction in the home, in vehicles, including our infotainment systems, and with computers. Our professional group focuses on providing loudspeakers and electronics used by audio professionals in concert hall, recording, broadcast and cinema applications.

        We believe significant growth opportunities exist with our automotive original equipment manufacturer customers through higher penetration levels within existing models, increases in the number of models offering our audio systems, supply agreements with additional automakers and increases in per-vehicle content through the provision of integrated infotainment systems and new hardware and software licensing agreements. We have already received purchase commitments for integrated infotainment systems to be installed in 2002 and 2003 model year vehicles manufactured by Mercedes-Benz, Audi, BMW and Porsche.

        Our primary manufacturing facilities are located in California, Indiana, Utah, Kentucky, Germany, the United Kingdom, Denmark, Mexico, France, Austria and Hungary.

Consumer Systems Group

        Our consumer systems group designs, manufactures and markets loudspeakers and electronics for high fidelity audio and video reproduction in the home, in vehicles and with computers. These products are marketed under brand names including JBL, Infinity, Harman/Kardon, Lexicon, Becker, Mark Levinson, Proceed, Revel and AudioAccess. We believe that we have the preeminent portfolio of brand names and range of product offerings in the consumer audio market, and that the JBL, Infinity and Harman/Kardon brands are recognized throughout the world for superior sound quality and good value. High-end products bearing the Lexicon, Mark Levinson, Proceed and Revel brands are acclaimed for their superior quality and state-of-the-art sound reproduction.

        The consumer systems group offers premium, branded audio systems to retail automobile purchasers through supply agreements with original equipment manufacturers, including DaimlerChrysler, BMW, Toyota, Lexus, Mitsubishi, Porsche, Land Rover, Saab, Peugeot and Ferrari, complemented by non-branded loudspeaker supply agreements with other automakers including Audi, Volvo, VW, Ford, Renault and Fiat.

        The consumer systems group traditionally supplies car audio, video and navigation systems products separately. However, we have also developed integrated infotainment systems, which manage functions like car audio, video and navigation, which are integrated with our products, and climate control, telecommunications and internet access, which may be provided by other manufacturers and service providers. We have already received purchase commitments for integrated infotainment systems to be installed in 2002 and 2003 model year vehicles manufactured by Mercedes-Benz, Audi, BMW and Porsche. DaimlerChrysler, our largest automotive customer, offers Infinity branded car audio systems in the majority of its Chrysler, Dodge and Jeep lines. Mitsubishi also offers Infinity branded car audio systems. In addition, Toyota, Peugeot and Hyundai offer our JBL branded audio systems, BMW and Saab offer our Harman/Kardon systems and Lexus offers our high-end Mark Levinson audio systems. Our Harman Becker head units and navigation systems and non-branded loudspeaker systems are installed in a substantial number of Mercedes-Benz automobiles. We also supply head units, navigation systems and other electronics to BMW and Porsche.

        We also believe the maturation and broadened acceptance of DVD and digital television will provide growth opportunities for our home consumer products. In addition to the contribution of our Proceed and Harman/Kardon DVD machines, we expect widespread adoption of DVD and digital television to stimulate sales of our loudspeakers, home audio and home theater products due to increased customer traffic in audio/video dealers' stores and the improved audio quality potential of DVD and digital television compared to the current analog audio/video and digital audio technologies. Sales expectations are dependent, to a substantial extent, on discretionary spending by consumers, which may be affected by general economic conditions. We currently offer high-end home consumer products under the Harman/Kardon, JBL, Mark Levinson, Proceed, Infinity, Madrigal Imaging and Revel brands.

        The consumer systems group also offers branded audio systems to personal computer users through supply agreements and licenses with Dell, Apple and IBM. These audio systems provide high-quality sound and thus enhance the appeal and capability of the personal computer as an entertainment device. The JBL, Infinity and Harman/Kardon brand names are all employed in this market. We participate in a variety of ways including design, manufacture, brand name licensing and direct sourcing.

Professional Group

        Our professional group designs, manufactures and markets products to a wide range of professional audio customers. We provide high quality products to the sound reinforcement, music instrument support, and broadcast and recording segments of the professional audio market. We offer complete systems solutions for professional use. The professional group includes the JBL Professional, Soundcraft, Crown, DOD, Digitech, dbx, AKG, Lexicon, BSS and Studer brands.

        We believe that the professional group is uniquely equipped to provide turnkey systems solutions for professional audio applications that offer the customer improved performance, ease of installation and reduced cost. Professional installations of Harman products include stadiums, opera houses, concert halls, recording studios, broadcast studios, theaters, houses of worship, cinemas and touring performing artists. Sound systems incorporating components manufactured by JBL, Crown, Lexicon, AKG, Studer and Soundcraft are in use around the world in such places as the Experience Music Project in Seattle, the Great Hall of the People in Beijing, China, the Royal Danish Theater in Copenhagen and Abbey Road Studio and the Millennium Dome in England. Our professional equipment is used on tour by performing artists throughout the world.

        We believe that JBL Professional is a leader in the sound reinforcement and cinema markets serving customers such as Cineplex Odeon and United Artist Theaters. Stadiums, concert halls, houses of worship and major concert tours rely on sound reinforcement products from the professional group, such as JBL loudspeakers, JBL, Crown and BSS amplifiers, BSS loudspeaker system management products, AKG microphones, DOD and dbx signal processing equipment, and Soundcraft mixing consoles, to produce high quality sound.

        Our AKG business is a renowned manufacturer of high-quality microphones and headphones. Our expertise in the design and manufacture of miniature transducers for special microphone applications has led to market opportunities in the mobile telecommunications equipment and hands-free automotive communications markets, as well as for its traditional professional audio activities. We manufacture the earpiece and mouthpiece transducer capsules for mobile telephone manufacturers including Nokia, Kyocera, Ericsson and Sony. We also manufacture miniature transducers for hands-free communications applications in Mercedes-Benz automobiles and in General Motors automobiles that are equipped with the OnStar system.

        Professional customers in the recording and broadcast market include radio and television stations, recording studios, postproduction houses, digital editing suites, and home studios such as AMS Westfunk Radio, Abbey Road Studios and The Hit Factory, and are primarily served by our Studer, JBL, Crown, Lexicon, Soundcraft and AKG divisions.

        Our JBL, Crown, DOD, Lexicon and Digitech businesses also serve the music instrument support segment of the professional audio market. JBL manufactures and markets loudspeakers, monitors and amplifiers. Crown manufactures professional amplifiers. DOD, Digitech and dbx sell sound effects and other signal processors, portable mixing consoles and guitar amplifiers. The music instrument support market also provides portable digital signal processing components, guitar amplifiers and portable loudspeaker systems used by touring performers. Music instrument support products are sold through music retail stores such as Guitar Center and Sam Ash.

Products

        Consumer Products.    We believe that we are a leading global manufacturer of premium branded automotive audio systems offered by automakers as an option to their customers. In our offering of loudspeakers, head units, amplifiers and infotainment systems through automobile manufacturers, we leverage our expertise in the design and manufacture of high-quality loudspeakers, radios and other electronics, as well as the reputation for quality associated with our JBL, Infinity, Harman/Kardon, Mark Levinson and Becker brand names. Our engineers are engaged by the automobile manufacturers early in the vehicle cabin design process to develop systems that optimize acoustic performance and minimize weight and space requirements. We have developed the technical competencies to offer multimedia systems to automobile manufacturers incorporating audio, video, navigation, telematics, internet access, security and cabin noise reduction. We primarily supply car audio, video and navigation systems products separately.

        Our Infinity-branded car audio systems are offered by DaimlerChrysler's Chrysler, Dodge and Jeep lines as well as by Mitsubishi. Toyota, Peugeot and Hyundai offer JBL branded audio systems. BMW, Jaguar and Saab offer our Harman/Kardon branded systems and our Mark Levinson branded systems are offered by Lexus. We also supply Harman Becker head units, navigation systems and other electronics to DaimlerChrysler, BMW, Audi, Porsche and Renault.

        Sales of our audio products to automakers are dependent on automobile industry sales and automobile purchasers' willingness to pay for the option of a premium branded automotive audio system.

        We manufacture loudspeakers under the JBL, Infinity and Revel brand names for the consumer market. These loudspeaker lines include models designed for two-channel stereo and multi-channel surround sound applications in the home in a wide range of choices, including floorstanding, bookshelf, powered, low frequency, in-wall, wireless and all-weather, in styles and finishes ranging from high gloss lacquers to genuine wood veneers. The JBL and Infinity product lines also include car loudspeakers, amplifiers and crossovers sold in the aftermarket.

        We offer a broad range of consumer audio electronics. Our Harman/Kardon home electronics line includes audio-video receivers featuring Dolby Digital and DTS surround sound processing capabilities and multi-channel amplifiers, multi-disc DVD players and CD recorders. Becker manufactures and sells Traffic Pro radio navigation systems and will introduce Becker On-Line Pro later this year, which will provide radio, navigation, telephone and internet access.

        We design and manufacture high-end electronics, including amplifiers, pre-amplifiers, digital signal processors, compact disc players and transports, DVD transports, amplifiers and surround sound processors that we market under the renowned Mark Levinson and Proceed brand names as well as the AudioAccess, Madrigal Imaging and Revel brand names. AudioAccess products provide in-home, multi-source, multi-zone sound system controls, serving home theater and multi-room applications. Revel loudspeaker systems are designed to complement the superior performance of Madrigal's electronic brands for both music and home theater applications. Madrigal Imaging completes our home theater range, offering high-end video projection products.

        We also believe that we are a leader in the design and manufacture of high-quality home theater surround sound processors and amplifiers under the Lexicon name. Lexicon was a pioneer in the development of digital signal processors for the professional audio market and has successfully transferred their professional audio expertise to the consumer audio market.

        Our JBL, Infinity and Harman/Kardon branded premium audio systems are offered with personal computers manufactured by Dell, Apple and IBM. We participate in this market through design and brand name licensing as well as direct sourcing. These audio systems provide high-quality sound and thus enhance the appeal and capability of the personal computer as an entertainment device.

        Professional Products.    Our professional products include loudspeaker and audio equipment that is marketed under many of the most respected names in the industry, including JBL Professional, Soundcraft, Crown, Lexicon, DOD, Digitech, AKG, BSS, dbx, and Studer.

        The professional market has advanced rapidly and is heavily involved in digital technology. We believe that our professional group is a leader in this market. Our professional group derives value from its ability to share research and development, engineering talent and other digital resources among its divisions. Our Soundcraft, Studer, Crown, Lexicon and Harman Music Group businesses each have substantial digital engineering resources and work together to achieve common goals by sharing resources and technical expertise.

        The professional group's loudspeaker products are well-known for high quality and superior sound. The JBL Professional portfolio of products includes studio monitors, loudspeaker systems, power amplifiers, sound reinforcement systems, bi-radial horns, theater systems, surround systems and industrial loudspeakers.

        We believe that we are a leading manufacturer and marketer of audio electronics equipment for professional use. Such products are marketed on a worldwide basis under various trade names, including Soundcraft, Crown, Lexicon, DOD, Digitech, AKG, BSS, dbx and Studer, and are often sold in conjunction with our professional loudspeakers.

        Our Soundcraft lines of high-quality sound mixing consoles extend from automated multi-track consoles for professional recording studios to compact professional mixers for personal recording and home studios. Soundcraft products span four main market areas: sound reinforcement, recording studios, broadcast studios and musical instrument dealers.

        The Harman Music Group product line is marketed under the DOD, dbx, and DigiTech brand names, and is sold primarily to professional audio and musical instrument dealers. Harman Music Group products include signal processing equipment, equalizers, mixers and special effects devices.

        We believe that we are also a leading manufacturer of high-quality microphones and headphones. The AKG product line includes microphones, audio headphones, surround-sound headphones and other professional audio products marketed under the AKG brand name. AKG has leveraged its engineering and manufacturing expertise to enter the telecommunications market, supplying miniature transducers to mobile phone makers Nokia, Ericsson, Kyocera and Sony, as well as the automotive hands-free communications market, supplying microphone arrays to Mercedes-Benz and General Motors.

        We believe that our Crown business is a leading professional amplifier manufacturer and enhances our ability to provide complete systems solutions to the professional audio market. Our Lexicon digital signal processing products are used in live sound applications and in recording studios to produce sound effects and refine final mixes. Our Studer Professional Audio recording and broadcast products are recognized for their high quality and reliability. Products include analog and digital mixing consoles, switching systems, digital audio workstations and turnkey broadcasting studio installations.

Facilities

        We believe that our manufacturing capabilities are essential to maintaining and improving product quality and performance. We manufacture most of the products that we sell other than some of our Harman/Kardon electronic components. We also manufacture some of our products for other loudspeaker companies as an original equipment manufacturer. Our primary manufacturing facilities are located in California, Indiana, Utah, Kentucky, Germany, the United Kingdom, Denmark, Mexico, France, Austria and Hungary. These facilities are described in the table below. We consider our properties to be suitable and adequate for our present needs.

Location	Square Footage	Owned or Leased	Percentage Utilization		Division
Northridge, California	596,000	Leased	94%		JBL, Infinity, Harman/Kardon, JBL Professional, Harman Becker, Multimedia
Ittersbach, Germany	550,000 17,000	Owned Leased	80 100	% %	Harman Becker
Worth-Schaitt, Germany	377,500	Owned	80%		Harman Becker
Martinsville, Indiana	206,000 40,000	Owned Leased	100%		Harman Becker
Ringkobing, Denmark	228,000 16,000	Owned Leased	90 90	% %	Harman Consumer Manaufacturing A/S
Straubing, Germany	230,000	Owned	95%		Harman Becker
Elkhart, Indiana	222,700 7,000	Owned Leased	100 100	% %	Crown Intl.
Tijuana, Mexico	194,000	Leased	100%		JBL, Infinity
Potters Bar, United Kingdom	160,000	Leased	100%		Soundcraft, DAR, BSS, C-Audio
Vienna, Austria	153,000	Leased	95%		AKG
Chateau du Loir, France	151,000	Owned	100%		Harman Becker, JBL, Infinity, Harman/Kardon
Juarez, Mexico	125,000	Leased	70%		Audio Latina
Sandy, Utah	122,000	Leased	100%		Digitech, DOD, dbx
Szekesfehervar, Hungary	115,000 47,000	Owned Leased	100 90	% %	Harman Becker
Franklin, Kentucky	110,000	Owned	100%		Harman Becker

MANAGEMENT

        The following table set forth information with respect to our executive officers and directors as of March 31, 2002:

Name	Age	Position
Sidney Harman, Ph.D.	83	Executive Chairman of the Board of Directors
Bernard A. Girod	59	Vice Chairman of the Board of Directors and Chief Executive Officer
Gregory P. Stapleton	55	President, Chief Operating Officer and Director
Frank Meredith	44	Executive Vice President and Chief Financial Officer
William S. Palin	59	Vice President—Controller
Sandra B. Robinson	42	Vice President—Financial Operations
Edwin C. Summers	55	Vice President and General Counsel
Floyd E. Toole, Ph.D.	63	Vice President—Acoustics
Shirley Mount Hufstedler	76	Director
Ann McLaughlin Korologos	60	Director
Edward H. Meyer	75	Director
Stanley A. Weiss	75	Director

        Officers are elected annually by the Board of Directors and hold office at the pleasure of the Board of Directors until the next annual selection of officers or until their successors are elected and qualified.

        Sidney Harman, Ph.D. our founder, was named Executive Chairman in July 2000. Dr. Harman has been Chairman of the Board, Chief Executive Officer and a Director since our founding in 1980. From 1977 to 1979, Dr. Harman was the Under Secretary of Commerce of the United States. From 1962 to 1977, Dr. Harman was an officer and director of our predecessor. Dr. Harman's current term as a Director expires at the 2002 annual meeting of our shareholders.

        Bernard A. Girod was named Vice Chairman and Chief Executive Officer in July 2000. Mr. Girod has been a Director since 1993 and Chief Executive Officer since November 1998. From March 1994 to November 1998, Mr. Girod served as our President. From November 1992 to November 1998, Mr. Girod served as Secretary. From March 1993 to November 1998, Mr. Girod served as Chief Operating Officer. From September 1986 to August 1995, Mr. Girod served as Chief Financial Officer. From September 1979 to September 1986, Mr. Girod was the Vice President and General Manager of Permacel, a subsidiary of Avery Dennison Corporation, and Vice President of Planning and Business Development for Avery Dennison. From 1977 to 1979, Mr. Girod was the Chief Financial Officer of the predecessor. Mr. Girod was re-elected to our board of directors on November 5, 2001. His current term expires at the 2004 annual meeting of our shareholders.

        Gregory P. Stapleton was named President and Chief Operating Officer in July 2000. Mr. Stapleton has been a Director since November 1997 and the Chief Operating Officer since November 1998. From October 1987 to November 1998, Mr. Stapleton served as President of the Harman OEM Group. Prior to his association with us, Mr. Stapleton was Senior Vice President of General Electric Venture Capital Corporation from January 1986 to September 1987, and was General Manager, Industrial Products Section, Factory Automation Products Division, of General Electric Corporation from October 1982 through December 1985. Mr. Stapleton's current term as a Director expires at the 2003 annual meeting of our shareholders.

        Frank Meredith was named Executive Vice President and Chief Financial Officer in July 2000. Mr. Meredith has been the Chief Financial Officer since February 1997 and Secretary since November 1998. Mr. Meredith served as Vice President, General Counsel and Assistant Secretary from July 1992 to June 1998. Mr. Meredith held other positions with us from May 1985 to July 1992. Prior to joining us, Mr. Meredith was employed by the accounting firm Touche Ross & Co.

        William S. Palin has been our Vice President—Controller since March 1994. Prior to joining us, Mr. Palin was a partner of MacHardy Palin & Co. from January 1982 to March 1994. From July 1978 to January 1982, Mr. Palin served as an officer of two of our international subsidiaries.

        Sandra B. Robinson has been our Vice President—Financial Operations since November 1992. Prior to that time, Ms. Robinson was Director of Corporate Accounting and has been employed by us since December 1984.

        Edwin C. Summers has been our Vice President and General Counsel since July 1998. Prior to that time, Mr. Summers was Vice President, General Counsel and Secretary of First Alliance Corporation from 1996. From 1991 to 1995, Mr. Summers was Senior Vice President, General Counsel and Secretary of Transamerica Finance Group.

        Floyd E. Toole, Ph.D. became our Vice President—Acoustics in November 1991. Prior to joining us, Dr. Toole spent 25 years, most recently as Senior Research Officer, with the National Research Council of Canada's Acoustics and Signal Processing Group, where he developed psychoacoustic-optimized techniques for improving loudspeaker performance.

        Shirley Mount Hufstedler has been a Director since September 1986. Ms. Hufstedler has been in private law practice for the past 19 years. Since 1995, she has been with the law firm of Morrison & Foerster, LLP. From 1981 to 1995, Ms. Hufstedler was with the firm of Hufstedler & Kaus. She served as Secretary of Education of the United States from 1979 to 1981 and as a judge on the United States Court of Appeals for the Ninth Circuit from 1968 to 1979. Ms. Hufstedler is Director Emeritus of MediaOne Group, Inc. and Hewlett-Packard Company. Ms. Hufstedler's current term as a Director expires at the 2002 annual meeting of our shareholders.

        Ann McLaughlin Korologos has been a Director since 1995. She served as Secretary of Labor of the United States from 1987 until 1989. Ms. Korologos is a Director of AMR Corporation and its subsidiary, American Airlines, Fannie Mae, Host Marriott Corporation, Kellogg Company, Microsoft Corporation and Vulcan Materials Company. She is a Senior Advisor to Benedetto, Gartland & Company, Inc., Chairman Emeritus of the Aspen Institute and a member of the Board of Overseers of the Wharton School of the University of Pennsylvania. Ms. McLaughlin Korologos was re-elected to our board of directors on November 5, 2001. Her current term expires at the 2004 annual meeting of our shareholders.

        Edward H. Meyer has been a Director since 1990. Mr. Meyer has been the Chairman of the Board, Chief Executive Officer and President of Grey Global Group Inc., New York, New York since 1970. Mr. Meyer also serves as a Director for Ethan Allen Interiors, Inc. Mr. Meyer's current term as Director expires at the 2003 annual meeting of our shareholders.

        Stanley A. Weiss has been a Director since 1997. From 1991 to 1997, Mr. Weiss served as Chairman of American Premier, Inc., a private mining, refractories, chemicals and mineral processing company. Prior to that, he was Chairman and President of American Minerals. Mr. Weiss is also founder and Chairman of Business Executives for National Security. Mr. Weiss's current term as Director expires at the 2003 annual meeting of our shareholders.

DESCRIPTION OF OTHER INDEBTEDNESS

        The following summarizes the material provisions of our outstanding indebtedness. You should, however, refer to the actual agreements governing our indebtedness, which have been filed with the Securities and Exchange Commission as exhibits to our periodic reports incorporated by reference into this prospectus.

Revolving Credit Facility

        General.    We have a $125.0 million multi-currency revolving credit facility with a group of banks led by JPMorgan Chase Bank. This facility includes a $50.0 million sub-limit for letters of credit. The facility expires on September 30, 2002 at which time all commitments of the lenders will be terminated and all amounts outstanding will become due and payable. Amounts borrowed may be repaid and reborrowed. At March 31, 2002, we had approximately $10.9 million of letters of credit outstanding under our revolving credit facility.

        Interest.    Loans under the revolving credit facility bear interest at variable rates plus a margin ranging from 0.20% to 0.50% based on our interest coverage ratio. Interest is payable at the end of the applicable interest period in the case of interest periods of less than three months and every three months and at maturity in the case of interest periods of three months or more. Upon our failure to pay principal or interest on any loan under this facility, 2.0% is added to the interest rate otherwise applicable to the loan.

        Borrowings and Guarantee.    Amounts borrowed under our revolving credit facility may be borrowed by us or by some of our subsidiaries in various currencies, at our option. We have guaranteed the obligations of these subsidiaries for amounts borrowed by them under the revolving credit facility.

        Covenants.    The revolving credit facility contains customary covenants. In addition, we are required to meet and maintain specified financial ratios and tests, including a maximum consolidated total debt to consolidated capitalization ratio and a minimum consolidated EBITDA to consolidated interest expense ratio. The revolving credit facility also contains covenants pertaining to our management and operations. These covenants include limitations on indebtedness of our restricted subsidiaries, liens, mergers, consolidations and asset dispositions, dividends, investments, optional payments on subordinated debt, transactions with affiliates, sale and leaseback transactions, changes in our fiscal year, guarantees of indebtedness of our non-restricted subsidiaries, other guarantees and the amount of our assets and consolidated income that may be attributable to persons other than us and our restricted subsidiaries.

        Events of Default.    The revolving credit facility provides for events of default upon, among other things, any failure to pay principal or interest when due, any failure to comply with the covenants (with grace periods, in some circumstances), any representation or warranty being incorrect in any material respect when made, a cross default on $5.0 million or more of other debt of ours or some of our subsidiaries and a change in control of Harman International.

Senior Notes Due 2007

        General.    In 1997, we issued $150.0 million of our Senior Notes Due 2007. These senior notes are our general unsecured obligations and rank senior in right of payment to all of our subordinated debt and equally in right of payment with our other general unsecured and unsubordinated indebtedness.

        Interest.    These notes accrue interest at a rate of 7.32% annually. Interest is paid semi-annually.

        Maturity.    The principal amount of these notes is payable in July 2007.

        Covenants.    The indenture governing the senior notes contains restrictive covenants pertaining to our management and operations, including covenants limiting our and our subsidiaries' ability to incur liens, enter into sale and leaseback transactions, incur long-term indebtedness by our subsidiaries, make dividends and other distributions on or redeem or otherwise purchase our or our subsidiaries' capital stock and purchase, redeem or retire our indebtedness that is junior in right of payment to the notes. The indenture also limits our ability to merge or consolidate with or into any person or entity and to sell or otherwise dispose of all or substantially all of our assets.

        Events of Default.    The indenture governing the senior notes contains customary events of default, including, among other things, our failure to pay principal when due or interest or other amounts payable within 30 business days after becoming due, our failure to comply with the covenants (with grace periods, in some circumstances) and a cross default on $20.0 million or more of our or our subsidiaries' other debt.

Other Short-Term Borrowings

        We have unsecured short-term lines of credit for some of our international subsidiaries. At March 31, 2002, these lines of credit totaled $20.7 million, with outstanding borrowings of $7.2 million as of that date. Interest rates on these borrowings was 3.875% at March 31, 2002.

DESCRIPTION OF THE EXCHANGE NOTES

        Harman International will issue the exchange notes under the same indenture under which the outstanding notes were issued. J.P. Morgan Trust Company, National Association, is the trustee under the indenture, which was entered into by Harman International and J.P. Morgan Trust Company on February 19, 2002. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

        Some of the terms used in this description are defined below under the subheading "—Certain Definitions."

        The following description is only a summary of the material provisions of the indenture. We urge you to read the indenture in its entirety because the indenture, and not this description, define your rights as holders of the exchange notes. The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part and may be obtained from the Securities and Exchange Commission or from us as described under "Where You Can Find More Information."

        Except as otherwise indicated, the following description relates to both the outstanding notes and the exchange notes and is meant to be only a summary of the material provisions of the indenture. This description does not restate all of the terms of the indenture in their entirety. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes in all material respects, except that:

  •
  the exchange notes have been registered under the Securities Act and therefore will not bear legends restricting their transfer and will not contain provisions relating to an increase in the interest rate that were included in the terms of the outstanding notes in circumstances relating to the timing of the exchange offer; and
  •
  the holders of the exchange notes will not be entitled to all of the rights of the holders of the outstanding notes under the registration rights agreement, which rights terminate upon the consummation of the exchange offer.

        For purposes of this section, references to the notes shall be deemed to refer to the outstanding notes or exchange notes, as applicable.

Brief Description of the Notes

        The outstanding notes are and the exchange notes will be:

  •
  unsecured senior obligations of Harman International;
  •
  equal in right of payment with all existing and future senior unsecured indebtedness of Harman International; and
  •
  senior in right of payment to any future subordinated indebtedness of Harman International.

Principal, Maturity and Interest

        We will initially issue exchange notes in an aggregate principal amount of up to $300.0 million for an equal aggregate principal amount of outstanding notes. Harman International will issue the exchange notes in denominations of $1,000 or any integral multiple thereof. The exchange notes will mature on February 15, 2007. We may, without consent of the holders, increase the principal amount of the notes in the future on the same terms and conditions and with the same CUSIP number as the exchange notes being offered hereby. The outstanding notes not tendered in the exchange offer, the exchange notes and any additional notes will be treated as a single class for all purposes under the indenture, including waivers, amendments and redemptions. Unless context otherwise requires, for all purposes of the indenture and this "Description of the Exchange Notes," references to the notes include any additional notes actually issued.

        Interest on the exchange notes will accrue at the rate of 7 1/8% per annum and will be payable semiannually on February 15 and August 15 of each year, commencing August 15, 2002 or the most recent date on which interest has been paid. We will make each interest payment to holders of record on the immediately preceding February 1 and August 1. Interest on the exchange notes will accrue from the last interest payment date of the outstanding notes or, if no such interest has been paid, from the original issue date of the outstanding notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

        Harman International may redeem all or part of the exchange notes at any time at its option at a redemption price equal to the greater of (1) 100% of the principal amount of the exchange notes being redeemed plus accrued and unpaid interest to the redemption date or (2) the Make-Whole Amount for the notes being redeemed.

        As used in this prospectus:

        "Make Whole Amount" means the sum, as determined by a Quotation Agent, of the present values of the principal amount of the notes to be redeemed, together with scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

        "Adjusted Treasury Rate" means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes of the series being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, plus 0.50%.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the trustee, Reference Treasury Dealer Quotations for such redemption date.

        "Quotation Agent" means the Reference Treasury Dealer selected by Harman International.

        "Reference Treasury Dealer" means Credit Suisse First Boston Corporation and its successors and assigns, and two other nationally recognized investment banking firms selected by Harman International that are primary U.S. Government securities dealers.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Selection and Notice of Redemption

        If Harman International redeems less than all the notes issued under the indenture at any time, the trustee will select notes to be redeemed using a method it considers fair and appropriate.

        Harman International will redeem notes in increments of $1,000. Harman International will cause notices of redemption to be mailed by first class mail at least 30 but not more than 60 days before the redemption date of each holder of notes to be redeemed at its registered address. However, Harman International will not know the exact redemption price until three business days before the redemption date. Therefore, the notice of redemption will only describe how the redemption price will be calculated.

        If any notes are to be redeemed only in part, the notice of redemption will state the portion of the principal amount of the note to be redeemed. Upon cancellation of the note surrendered for redemption, Harman International will issue a new note in principal amount in increments of $1,000 equal to the unredeemed portion of the surrendered note in the name of the holder thereof. Notes called for redemption will become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on notes or portions of them called for redemption.

Sinking Fund

        The notes will not be entitled to any sinking fund. We may at any time and from time to time purchase notes in the open market or otherwise.

Ranking

        The notes will rank equal in right of payment with Harman International's other general unsecured indebtedness that is not otherwise made expressly subordinate in right of payment to the notes, including indebtedness from time to time outstanding to banks and other lenders. The notes will be effectively subordinated to any and all existing and future secured indebtedness of Harman International to the extent of the value of the related collateral.

        Harman International is a holding company with no operations of its own. Consequently, Harman International's ability to pay interest and principal on the notes is dependent upon the distribution of earnings, advances or other distributions of funds from its operating subsidiaries. The Company is not aware of any material contractual or legal restrictions on, or limitations to, Harman International's receipt of payments from its operating subsidiaries.

        Additionally, the notes will be structurally subordinated to any and all existing and future indebtedness, whether or not secured, and other liabilities and claims of holders of preferred stock of any subsidiary of Harman International. At March 31, 2002, Harman International and its consolidated subsidiaries had approximately $470.8 million of senior indebtedness, $23.9 million of which represented indebtedness of subsidiaries, $5.3 million of which was secured. At March 31, 2002, our subsidiaries had approximately $333.3 million of other liabilities, including trade payables but excluding (i) intercompany obligations, (ii) liabilities under guarantees of our obligations and (iii) obligations under operating leases and other obligations not reflected in our consolidated financial statements. Holders of the outstanding notes are and holders of the exchange notes will be structurally subordinated to these subsidiary liabilities. The indenture does not prohibit Harman International from issuing additional indebtedness that ranks equally in right of payment to the notes. The indenture also does not otherwise prohibit subsidiaries of Harman International from issuing additional indebtedness or preferred stock that would be structurally senior in right of payment to the notes.

Book-Entry, Delivery and Form

        We issued the outstanding notes in the form of one global note, representing the outstanding notes issued under Rule 144A and in reliance on Regulation S. We will initially issue the exchange notes in the form of one or more global notes. The outstanding global note was deposited on the date of the closing of the sale of the outstanding notes and the exchange global note will be deposited on the date of the closing of the exchange offer with the trustee, as custodian for The Depository Trust Company and registered in the name of The Depository Trust Company or its nominee for credit to the account of direct or indirect participants in The Depository Trust Company, as described below. The term "global note" means the outstanding global note or the exchange global note, as the context may require. Except as described below, the global note may be transferred, in whole and not in part, only to another nominee of The Depository Trust Company or to a successor of The Depository Trust Company or its nominee. You may hold your beneficial interests in any global note directly through The Depository Trust Company if you have an account with The Depository Trust Company or indirectly through organizations which have accounts with The Depository Trust Company.

        The Depository Trust Company has advised us as follows:

  •
  it is a limited-purpose trust company organized under the laws of the State of New York,

  •
  it is a member of the Federal Reserve System,

  •
  it is a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

  •
  it is "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        The Depository Trust Company was created to hold securities of institutions that have accounts with it and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to The Depository Trust Company's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of The Depository Trust Company only through participants or indirect participants.

        We expect that, pursuant to procedures established by The Depository Trust Company, upon the deposit of a global note with The Depository Trust Company, The Depository Trust Company will credit, on its book-entry registration and transfer system, the principal amount of notes represented by the global note to the accounts of participants. The accounts to be credited will be designated by the initial purchasers. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by The Depository Trust Company, with respect to participants' interests, or by The Depository Trust Company's direct and indirect participants, with respect to the owners of beneficial interests in the global note other than participants. The laws of some jurisdictions may require that purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

        So long as The Depository Trust Company, or its nominee, is the registered holder and owner of the global note, The Depository Trust Company or its nominee, as the case may be, will be considered the sole legal owner and holder of any notes evidenced by the global note for all purposes of the notes and the indenture. Except as set forth below, as an owner of a beneficial interest in the global note, you will not be entitled to have the notes represented by the global note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of The Depository Trust Company and, if the holder is not a participant or an indirect participant, on the procedures of the participant through which the holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any action that The Depository Trust Company, as the holder of the global note, is entitled to take, The Depository Trust Company would authorize the participants to take the action, and the participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through those participants and indirect participants.

        Harman International will make payments of principal of, premium, if any, and interest on notes represented by a global note registered in the name of and held by The Depository Trust Company or its nominee to The Depository Trust Company or its nominee, as the case may be, as the registered owner and holder of the global note.

        Harman International expects that The Depository Trust Company or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on a global note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of The Depository Trust Company or its nominee. Harman International also expects that payments by participants or indirect participants to owners of beneficial interests in the global note held through direct and indirect participants will be governed by standing instructions and customary practices and will be the responsibility of the participants. Harman International will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note for any note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests or for any other aspect of the relationship between The Depository Trust Company and its direct or indirect participants or the relationship between those participants and the owners of beneficial interests in the global note owning through those participants.

        Although The Depository Trust Company has agreed to the foregoing procedures in order to facilitate transfers of interests in a global note among participants in The Depository Trust Company, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the trustee nor Harman International will have any responsibility or liability for the performance by The Depository Trust Company or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

        The exchange notes represented by the global note are exchangeable for certificated notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if:

  •
  The Depository Trust Company notifies Harman International that it is unwilling or unable to continue as depositary for the global note or The Depository Trust Company ceases to be a clearing agency registered under the Exchange Act and, in either case, Harman International is unable to locate a qualified successor within 90 days;

  •
  Harman International in its discretion at any time determines not to have all the exchange notes represented by the global note; or

  •
  a default entitling the holders of the exchange notes to accelerate the maturity thereof has occurred and is continuing.

        Any exchange note that is exchangeable as described above is exchangeable for certificated notes issuable in authorized denominations and registered in such names as The Depository Trust Company shall direct. Subject to the foregoing, the global note is not exchangeable, except for a global note of the same aggregate denomination to be registered in the name of The Depository Trust Company or its nominee.

        Neither we nor the trustee shall be liable for any delay by The Depository Trust Company or any participant or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from The Depository Trust Company for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

Same-Day Payment

        The indenture requires Harman International to make payments in respect of the notes, including principal, premium and interest, by wire transfer of immediately available funds to the U.S. dollar accounts with banks in the United States. specified by the holders thereof or, if no such account is specified, by mailing a check to each holder's registered address.

Certain Covenants

Limitation on Liens

        The indenture provides that so long as any notes are outstanding, Harman International will not, and will not permit any Principal Subsidiary to, create, incur, assume or suffer to exist any Lien upon any property or assets owned or leased by Harman International or any Principal Subsidiary to secure any Indebtedness, without effectively providing that the notes shall (so long as such other Indebtedness shall be so secured) be equally and ratably secured.

        Under the terms of the indenture, the foregoing limitation does not apply to:

  (a)
  Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of Harman International or its Principal Subsidiaries, as the case may be, in conformity with GAAP;

  (b)
  carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business that are not overdue for a period of more than 60 days or that are being contested in good faith by appropriate proceedings;

  (c)
  pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

  (d)
  deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

  (e)
  easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of Harman International or such Principal Subsidiary;

  (f)
  Liens in existence on the Issue Date, provided that no such Lien is spread to cover any additional property after the Issue Date and that the amount of Indebtedness secured thereby is not increased;

  (g)
  Liens arising in connection with trade letters of credit issued for the account of Harman International or a Principal Subsidiary securing the reimbursement obligations in respect of such letters of credit, provided, that such Liens encumber only the property being acquired through payments made under such letters of credit or the documents of title and shipping and insurance documents relating to such property;

  (h)
  Liens on intellectual property acquired by Harman International or a Principal Subsidiary (such as software) securing the obligation of Harman International or such Principal Subsidiary to make royalty or similar payments to the seller of such intellectual property, provided, that such Liens encumber only the intellectual property to which such payments relate;

  (i)
  any Lien upon any property or assets created at the time of the acquisition, purchase, lease, improvement or development of property or assets used or held by Harman International or any Principal Subsidiary or within one year after such time to secure all or a portion of the purchase price or lease for, or the costs of improvement or development of, such property or assets;

  (j)
  any Lien upon any property or assets existing thereon at the time of the acquisition thereof by Harman International or any Principal Subsidiary (whether or not the obligations secured thereby are assumed by Harman International or any Principal Subsidiary);

  (k)
  any Lien in favor of Harman International or any Principal Subsidiary;

  (l)
  any Lien created or assumed by Harman International or any Principal Subsidiary in connection with the issuance of debt securities the interest on which is excludable from gross income of the holder of such security pursuant to the Internal Revenue Code for the purpose of financing, in whole or in part, the acquisition, purchase, improvement or development of property or assets to be used or held by Harman International or any Principal Subsidiary;

  (m)
  any Lien securing any Indebtedness in an amount which, together with (1) all other Indebtedness secured by a Lien that is not otherwise permitted by the foregoing provisions, and (2) any Sale and Leaseback Transaction permitted only under clause (e) of that covenant, as described below, that does not at the time of the incurrence of the Indebtedness so secured exceed 10% of Harman International's Consolidated Net Tangible Assets; or

  (n)
  any extension, renewal or refunding of any Lien permitted by the foregoing clauses (f) through (m), inclusive, on substantially the same property or assets theretofore subject thereto.

Limitation on Sale and Leaseback Transactions

        The indenture provides that so long as any notes are outstanding, Harman International will not, and will not permit any Principal Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any property or assets of Harman International or any Principal Subsidiary, unless:

  (a)
  the Sale and Leaseback Transaction involves a lease for a term of not more than three years;

  (b)
  the Sale and Leaseback Transaction is between Harman International and a Principal Subsidiary or between Principal Subsidiaries;

  (c)
  Harman International or a Principal Subsidiary would be entitled to incur Indebtedness secured by a Lien on such property or assets involved in such Sale and Leaseback Transaction without equally and ratably securing the notes pursuant to the covenant described under "—Limitation on Liens";

  (d)
  the cash proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value thereof or the debt attributable thereto and Harman International applies an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Leaseback Transaction within 180 days of such sale to either (or a combination) of (1) the retirement (other than the mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of long-term debt of Harman International or a Subsidiary (other than long-term debt that is subordinated to the notes) or (2) the acquisition, purchase, improvement or development of other comparable property; or

  (e)
  the Sale and Leaseback Transaction in an amount which, together with (1) all Attributable Debt of Harman International and its Principal Subsidiaries under this clause (e), and (2) all other Indebtedness secured by a Lien that is not otherwise permitted by the provisions at clauses (a) through (l) under "—Limitation on Liens" above, does not at the time of such transaction exceed 10% of Harman International's Consolidated Net Tangible Assets.

Limitation on Mergers and Consolidations

        The indenture provides that Harman International will not consolidate or merge with or into any Person, or sell, lease, convey or otherwise dispose of all or substantially all of its assets, or assign any of its obligations under the indenture or the notes, to any Person, unless:

  (1)
  the Person formed by or surviving such consolidation or merger (if other than Harman International), or to which such sale, lease, conveyance or other disposition or arrangement shall be made (collectively, the "Successor"), is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Successor assumes by supplemental indenture in a form reasonably satisfactory to the trustee all of the obligations of Harman International under the indenture and under the notes; and

  (2)
  immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Defaults

        Each of the following is an Event of Default:

  (a)
  failure to pay interest on the notes when due, which failure continues for 30 days;

  (b)
  failure to pay principal of the notes when due;

  (c)
  failure to comply with "—Limitation on Mergers and Consolidations";

  (d)
  failure to observe or perform any other covenant of Harman International set forth in the indenture for the notes, which failure continues for 60 days after notice as provided in the indenture;

  (e)
  certain events of bankruptcy, insolvency or reorganization in respect of Harman International (the "bankruptcy provision");

  (f)
  any default or event of default under any Indebtedness of Harman International or any of its Subsidiaries (other than any indebtedness of Harman International or any Subsidiary to the seller of a business or asset incurred in connection with the purchase thereof) which default or event of default results in at least $20 million (provided, however, that at such time as Harman International's 7.32% Senior Notes Due 2007 are paid in full at maturity, are fully redeemed in accordance with the terms of that series of notes or no notes of that series are otherwise outstanding, then this amount shall be $50 million) of aggregate principal amount of such Indebtedness being declared due and payable prior to maturity (the "cross acceleration provision"); and

  (g)
  failure by Harman International or any of its Subsidiaries to pay at maturity at least $20 million (provided, however, that at such time as Harman International's 7.32% Senior Notes Due 2007 are paid in full at maturity, are fully redeemed in accordance with the terms of that series of notes or no notes of that series are otherwise outstanding, then this amount shall be $50 million) aggregate principal amount of Indebtedness at any one time, which failure continues for 15 days after notice from the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding.

        Within 60 days after the occurrence of a Default known to the trustee, the trustee is required to transmit notice thereof to the holders of the notes. Except in the case of a default in the payment of the principal of or interest on the notes, the trustee may withhold such notice if and so long as the trustee, in good faith, determines that the withholding of such notice is in the interests of the holders of the notes. If an Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal of and accrued but unpaid interest on all the notes immediately due and payable. However, if prior to the entry of any judgment or decree for the accelerated amount, Harman International shall pay or deposit with the trustee all principal and interest in arrears, the holders of not less than a majority in aggregate principal amount of the notes shall have the right to waive all defaults and the consequences of having all principal payments due. This waiver will not, however, be operative as against nor impair any rights arising as a result of any subsequent Event of Default. The trustee will not be charged with knowledge of any Event of Default other than Harman International's failure to make principal and interest payments unless actual written notice thereof is received by the trustee.

        The indenture contains provisions regarding limitations on the right to institute legal proceedings. No holder of notes shall have the right to institute an action or proceeding for rights arising under the indenture unless (a) such holder has given written notice of default to the trustee, (b) the holders of not less than 25% of the aggregate principal amount of notes outstanding shall have made a written request to the trustee to institute an action and offered the trustee such indemnification satisfactory to it, (c) the trustee shall have not commenced such action within 60 days of receipt of such notice and indemnification offer, and (d) no direction inconsistent with such request has been given to the trustee by the holders of a majority of the aggregate principal amount of the outstanding notes. Notwithstanding the foregoing, subject to applicable law, nothing shall prevent the holders of notes from enforcing payment of the principal of or interest on their notes.

        The holders of a majority in aggregate principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow such direction if the trustee determines that the action so directed may not lawfully be taken, or that the action so directed would be unduly prejudicial to the holders of the notes not taking part in such action or that such action would involve the trustee in personal liability.

        The indenture provides that, in case an Event of Default shall occur (which shall not have been cured or waived), the trustee will be required to use the degree of care a prudent person would use in the conduct of their own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the notes unless they shall have offered the trustee security or indemnity satisfactory to it.

        Harman International will be required to furnish to the trustee annually a statement as to the fulfillment by Harman International of all its obligations under the indenture.

Amendments and Waivers

        Subject to certain exceptions, the indenture may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected thereby, an amendment or waiver may not, among other things:

  (1)
  reduce the amount of notes whose holders must consent to an amendment;

  (2)
  reduce the rate of or extend the time for payment of interest on any note;

  (3)
  reduce the principal of or extend the Stated Maturity of any note;

  (4)
  make any note payable in money other than that stated in the note;

  (5)
  impair the right of any holder of the notes to receive payment of principal of and interest on such holder's notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder's notes;

  (6)
  make any change in the amendment provisions which require each holder's consent or in the waiver provisions; or

  (7)
  make any change in the ranking or priority of any note that would adversely affect the holders of the notes.

        Notwithstanding the preceding, without the consent of any holder of the notes, Harman International and trustee may amend the indenture:

  (1)
  to cure any ambiguity, omission, defect or inconsistency;

  (2)
  to provide for the assumption by a successor Person of the obligations of Harman International under the indenture;

  (3)
  to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Internal Revenue Code);

  (4)
  to add guarantees with respect to the notes, or to secure the notes;

  (5)
  to add to the covenants of Harman International for the benefit of the holders of the notes or to surrender any right or power conferred upon Harman International;

  (6)
  to make any change that does not adversely affect the rights of any holder of the notes; or

  (7)
  to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act.

        The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the indenture becomes effective, Harman International is required to mail to holders of the notes a notice briefly describing the amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

        The notes will be issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. Harman International may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

        At any time, Harman International may terminate all of its obligations under the notes and the indenture, or "legal defeasance," except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

        In addition, at any time Harman International may terminate its obligations under the covenants described under "—Certain Covenants" (other than "—Limitations on Mergers and Consolidations"), the operation of the cross acceleration provision, the bankruptcy provision (but only with respect to a Subsidiary) and the other Indebtedness default provision described under "—Defaults" above, or "covenant defeasance."

        Harman International may exercise its legal defeasance option notwithstanding the prior exercise of its covenant defeasance option. If Harman International exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If Harman International exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clauses (e) (but only with respect to a Subsidiary), (f) and (g) under "—Defaults" above.

        In order to exercise either of our defeasance options, Harman International must irrevocably deposit in trust (the "defeasance trust") with the trustee money or U.S. Government Obligations sufficient to pay all remaining principal and interest on the notes, and must comply with certain other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

        J.P. Morgan Trust Company, National Association, is the trustee under the indenture and has been appointed by Harman International as registrar and paying agent with regard to the notes.

        The indenture contains certain limitations on the rights of the trustee, should it become a creditor of Harman International, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the Securities and Exchange Commission for permission to continue or resign.

        The holders of a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the indenture.

Governing Law

        The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

        "Attributable Debt" means, as to any Sale and Leaseback Transaction, at any date as of which the amount of which thereof is to be determined, the total net amount of rent required to be paid under such lease during the remaining primary term thereof, discounted from the respective due dates thereof to such date at the rate of interest of the notes. The net amount of rent required to be paid under any such Sale and Leaseback Transaction for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

        "Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

        "Consolidated Net Tangible Assets" means total assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, organization expenses and other like intangibles, all as set forth on the most recent balance sheet of Harman International and its consolidated subsidiaries and computed in accordance with GAAP.

        "GAAP" means generally accepted accounting principles in the United States of America in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and Statements and pronouncements of the Financial Accounting Standards Board or such other statements by such other entity as are approved by a significant segment of the accounting profession.

        "Indebtedness" of any Person at any date means all indebtedness or obligations of such Person, as reflected on the balance sheet of such Person prepared in accordance with GAAP, other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices.

        "Issue Date" means February 19, 2002.

        "Lien" means any mortgage, pledge, hypothecation, encumbrance, lien or other security interest.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Principal Subsidiary" means (a) each Subsidiary of Harman International existing on the Issue Date and (b) any Subsidiary created or acquired after the closing date, including its Subsidiaries, which meets either of the following conditions: (1) Harman International and its other subsidiaries' investments in and advances to the Subsidiary exceeds 10% of the total assets of Harman International and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed business combination to be accounted for as a pooling of interests, this condition is also met when the number of common shares exchanged by Harman International exceeds 10% of its total common shares outstanding at the date the combination is initiated) or (2) Harman International and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 10% of the total assets of Harman International and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

        "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing by Harman International or any Principal Subsidiary of real or personal property that is to be sold or transferred by Harman International or such Principal Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of Harman International or such Principal Subsidiary.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

        "Subsidiary" means, with respect to any Person, (a) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock, entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (b) any partnership (1) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (2) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

REGISTRATION RIGHTS FOR OUTSTANDING NOTES

        The following is a summary of the material terms of the registration rights agreement. Under the registration rights agreement, we are required to:

  •
  by May 20, 2002, file a registration statement relating to the exchange offer with the Securities and Exchange Commission;

  •
  by August 18, 2002, use our reasonable best efforts to cause the registration statement to be declared effective;

  •
  by September 17, 2002, use our reasonable best efforts to consummate the exchange offer; and

  •
  keep the exchange offer registration statement effective for at least 30 days, or longer, if required by applicable law, after the date on which notice of the registered exchange offer is mailed to the holders of the outstanding notes.

        Under existing Securities and Exchange Commission interpretations contained in several no-action letters to unrelated third parties, the exchange notes will be freely transferable by holders which are not our affiliates after the exchange offer without further registration under the Securities Act, if the holder of the exchange notes can make the representations described under "Exchange Offer—Terms and Conditions of the Letter of Transmittal." Broker-dealers receiving exchange notes in the exchange offer will, however, have a prospectus delivery requirement with respect to resales of such exchange notes, as described in "Plan of Distribution." In the no-action letters, the Securities and Exchange Commission has taken the position that broker-dealers receiving exchange notes in the exchange offer may fulfill their prospectus delivery requirements with respect to exchange notes, with this prospectus. We have agreed for a period of 180 days after the completion of the exchange offer to make available a prospectus meeting the requirements of the Securities Act, to these broker-dealers and other person, if any, with similar prospectus delivery requirements for use in connection with any resale of exchange notes.

        We will use our reasonable best efforts to cause to be declared effective as promptly as practicable a shelf registration statement on an appropriate form under the Securities Act, if:

  •
  because of any change in law or applicable interpretations by the staff of the Securities and Exchange Commission, we are not permitted to effect the registration exchange offer,

  •
  the exchange offer is not consummated by September 17, 2002,

  •
  any of the initial purchasers of the outstanding notes requests with respect to notes not eligible to be exchanged for exchange notes in the exchange offer and held by it following the consumption of the exchange offer,

  •
  any holder of outstanding notes is not eligible to participate in the exchange offer, or

  •
  any holder of outstanding notes that participates in the registered exchange offer does not receive freely transferable exchange notes in exchange for tendered outstanding notes and such holder so requests.

        If we intend to file a shelf registration statement, we will mail a notice and questionnaire to all holders of outstanding notes entitled to be named as a selling securityholder in the shelf registration statement. Under the terms of the registration rights agreement, no holder may be named a selling securityholder if the holder has not returned a completed and signed notice and questionnaire to us by the time specified in the notice and questionnaire. We will provide to each holder of outstanding notes covered by the shelf registration statement, copies of the prospectus contained in such shelf registration statement, notify holders when the shelf registration statement is effective and take other actions as may be required to permit unrestricted resales of the outstanding notes. All holders named as selling securityholders will be subject to civil liability provisions of the Securities Act, and will be bound by the provisions of the registration rights agreement, including indemnification obligations. If applicable, we will use our reasonable best efforts to keep the shelf registration statement effective for a period of two years from its date of effectiveness, or a shorter period of time as may be permitted under the registration rights agreement.

        Upon the occurrence of events which would require an amendment or supplement to the prospectus, public resales will not be permitted under a shelf registration statement or this prospectus until the amendment or supplement is provided to holders.

        If we fail to meet any of the deadlines described above for the exchange offer or a shelf registration statement, additional interest will accrue on the outstanding notes over and above the stated interest rate of 7 1/8% at a rate of 0.50% per annum for the first 90 days after the default and increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period. However, the additional interest rate on the outstanding notes may not exceed in the aggregate 1.0% per annum. Upon curing the registration defaults, additional interest on the outstanding notes as a result of such registration defaults shall cease to accrue. If, after curing all registration defaults, there is a subsequent registration default, the rate of additional interest will initially be 0.50%, regardless of the additional interest rate in effect with respect to any prior registration default.

        Any amount of additional interest that becomes due is payable in cash, on the same dates as interest payments are made on the outstanding notes. The amount of additional interest is determined by multiplying the applicable additional interest rate by the principal amount of the outstanding notes multiplied by a fraction, the numerator of which is the number of days the additional interest rate was applicable during such period, determined on the basis of a 360-day year comprised of twelve 30-day months, and the denominator of which is 360.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Overview

        The following is a summary of the material United States federal income and estate tax considerations with respect to the exchange notes. In the case of non-U.S. holders, as defined below, this discussion summarizes certain United States federal income tax considerations of the exchange offer and of the purchase, ownership and disposition of the notes. In the case of U.S. holders, as defined below, this discussion addresses only the United States federal income tax consequences of the exchange offer. This summary is based on the Internal Revenue Code of 1986, existing and proposed U.S. Treasury regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. The Internal Revenue Service is referred to as the IRS in this summary.

        This summary discusses only the tax consequences to the initial investors who purchased the notes at the initial offering price and does not discuss the tax consequences applicable to subsequent purchasers of the notes. This summary deals only with notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code. It does not discuss all of the tax considerations that may be relevant to holders of the notes in light of their particular circumstances or to holders of the notes subject to special rules, such as financial institutions, regulated investment companies, holders subject to the alternative minimum tax, insurance companies, pension funds, tax-exempt organizations, expatriates, dealers in securities or currencies, traders who elect to mark to market their securities or persons holding the notes as part of a hedging or constructive sale transaction, "straddle," conversion transaction, or other integrated transaction, or foreign currency effects on holders of the notes whose functional currency is not the United States dollar. We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion. Persons considering the purchase of the notes should consult with their own tax advisors about the application of the United States federal income tax laws to their particular situations as well as any tax considerations under the laws of any state, local or foreign jurisdiction.

        As used in this prospectus, the term "U.S. holder" means a beneficial owner of notes that is, for United States federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any state;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

        The term "non-U.S. holder" means any holder that is not a U.S. holder.

        If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, we suggest you consult your tax advisor.

Exchange Offer

        The exchange of the outstanding notes for exchange notes, will not be treated as a taxable transaction to U.S. holders or non-U.S. holders for United States federal income tax purposes. Rather, the exchange notes received will be treated as a continuation of the outstanding notes surrendered in the exchange offer. Such an exchange will not result in taxable income, gain or loss being recognized by holders or by us. Immediately after the exchange, a holder will have the same adjusted basis and holding period in each exchange note received as the holder had immediately prior to the exchange in the corresponding outstanding note surrendered.

Ownership and Disposition of Notes by Non-U.S. Holders

        Under present United States federal law, and subject to the discussion below concerning backup withholding:

  (a)
  payments of principal, interest and premium, if any, on the notes by us or our paying agent to any non-U.S. holder will not be subject to 30% United States federal withholding tax, provided that, in the case of interest, the holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and the certification requirement set forth in Section 871(h) or Section 881(c) of the Internal Revenue Code has been fulfilled with respect to the beneficial owner as discussed below;

  (b)
  a non-U.S. holder of a note will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of that note, unless: the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and specific other conditions are met, the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or the gain represents accrued interest, in which case the rules for interest would apply; and

  (c)
  under Section 2105(b) of the Internal Revenue Code with respect to United States federal estate tax law, a note held by an individual who is not, for United States estate tax purposes, a citizen or resident of the United States at the time of his death generally will not be subject to United States federal estate tax as a result of that individual's death, provided that the individual does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and, at the time of that individual's death, payments with respect to the note would not have been effectively connected with the conduct by that individual of a trade or business in the United States.

        The certification requirement referred to in paragraph (a) generally will be fulfilled if the beneficial owner of a note certifies on a properly completed and duly executed IRS Form W-8BEN or successor form that the beneficial owner is not a United States person and provides its name, address and other information required on the IRS form, and

  •
  that beneficial owner files the IRS Form W-8BEN or successor form with the withholding agent; or

  •
  in the case of a note held by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business holding the note on behalf of the beneficial owner, that financial institution files with the withholding agent a statement that it has received the IRS form from the holder and furnishes the withholding agent with a copy of the form; or

  •
  in the case of a note held through certain foreign intermediaries, you satisfy the certification requirements of applicable U.S. Treasury regulations. Special certification rules apply to certain non-U.S. holders that are entities rather than individuals.

        Prospective investors should consult their tax advisers regarding possible additional reporting requirements.

        If you cannot satisfy the certification requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless (1) you provide us with IRS form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefit of an applicable treaty or (2) if a non-U.S. holder is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of the trade or business. In such a case, the non-U.S. holder, although exempt from the withholding tax will generally be subject to regular United States income tax on interest and on any gain realized on the sale, exchange or disposition of a note on a net income basis in the same manner as if it were a United States person. Instead of the W-8BEN or successor form, such a holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI or successor form to claim an exemption from withholding tax. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a 30% branch profits tax for the taxable year, subject to adjustments. For purposes of the branch profits tax, interest or any gain recognized on the sale, exchange or other disposition of a note will be included in the effectively connected earnings and profits of the non-U.S. holder if the interest or gain, as the case may be, is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Backup Withholding and Information Reporting

        We will, where required, report to non-U.S. holders of notes and to the IRS the amount of any interest paid on the notes. Under current United States federal income tax law, backup withholding tax will not apply to payments on a note if the required certifications are received, provided in each case that the payor, including a bank or its paying agent, as the case may be, does not have actual knowledge or reason to know that the payee is a United States person.

        Under U.S. Treasury regulations, payments on the sale, exchange or other disposition of a note effected at a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a United States person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with significant United States ownership, or a United States branch of a foreign bank or insurance company, then information reporting will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has no actual knowledge or reason to know that the beneficial owner is not entitled to an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the beneficial owner is a United States person.

        Information reporting and backup withholding will apply to payments effected at a United States office of any United States or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has no actual knowledge or reason to know that the beneficial owner is not entitled to an exemption.

        The backup withholding rate is currently 30% and will be gradually reduced to 28% for payments made in 2006 and thereafter. Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

PLAN OF DISTRIBUTION

        Except as provided below, this prospectus may not be used for an offer to resell, resale or other retransfer of the exchange notes.

        Each broker-dealer that receives exchange notes for its own account pursuant to the registered exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of not less than 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the registered exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the registered exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act, as amended and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        By tendering outstanding notes and executing the letter of transmittal, a party tendering outstanding notes for exchange certifies that:

  •
  it is not an affiliate of ours or our subsidiaries or if such tendering party is an affiliate of ours or our subsidiaries, it will comply with the registration and prospectus requirements of the Securities Act to the extent applicable,

  •
  the exchange notes are being acquired in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the holder,

  •
  the tendering party has not entered into any arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of exchange notes,

  •
  the tendering party is not a broker-dealer who purchased the outstanding notes for resale pursuant to an exemption under the Securities Act, and

  •
  if the tendering party is not a broker-dealer, the tendering party is not engaged in, and does not intend to engage in, the distribution of the exchange notes.

        In addition, in connection with resales of exchange notes, any broker-dealer who acquired the outstanding notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Securities and Exchange Commission has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the outstanding notes, with this prospectus. For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the registered exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any broker-dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

        By acceptance of this exchange offer, each broker-dealer that receives exchange notes for outstanding notes pursuant to the exchange offer agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in this prospectus in order to make the statement not misleading, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend the use of this prospectus until we have amended or supplemented this prospectus to correct the misstatement or omission and have furnished copies of the amended or supplemented prospectus to the broker-dealer. If we give any notice to suspend the use of the prospectus, we will extend the 180-day period referred to above by the number of days during the period from and including the date of the giving of such notice up to and including when broker-dealers shall have received copies of the supplemented or amended prospectus necessary to permit resales of exchange notes.

LEGAL MATTERS

        Jones, Day, Reavis & Pogue, New York, New York, has delivered its opinion that the exchange notes will be binding obligations of Harman International.

EXPERTS

        The consolidated financial statements of Harman International Industries, Incorporated as of June 30, 2001 and 2000 and for each of the years in the three-year period ended June 30, 2001, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the exchange notes to be issued in exchange for the outstanding notes. This prospectus is part of that registration statement. As allowed by the Securities and Exchange Commission's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. A copy of the registration statement and any exhibits may be obtained from the Securities and Exchange Commission as described below or by writing or telephoning from us, without charge, at the following address and telephone number:

Harman International Industries, Incorporated
1101 Pennsylvania Avenue, N.W.
Suite 1010
Washington, DC 20004
(202) 393-1101
Attn: Sandra B. Robinson

        To obtain timely delivery, a request for information must be made at least five business days before expiration of the exchange offer. Information must be requested by                        , 2002.

        In addition, we are required by the terms of the indenture to provide the trustee and the holders of the notes with annual reports and other information filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act.

        We are also subject to the informational requirements of the Exchange Act and, in accordance with these requirements, we file periodic reports, proxy statements and other information relating to our business, financial condition and other matters with the Securities and Exchange Commission. These reports, proxy statements and other information filed by us, as well as the registration statement of which this prospectus is a part can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, NW, Washington, DC 20549, telephone 1-800-SEC-0330.

        The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the Securities and Exchange Commission. The address of such site is: http://www.sec.gov. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

        We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to or incorporated by reference into this prospectus or that we file with the Securities and Exchange Commission and the New York Stock Exchange, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents. Requests should be directed to Sandra Robinson of Harman International at the address or telephone number above.

INCORPORATION BY REFERENCE

        The following documents filed by us with the Securities and Exchange Commission are incorporated by reference into this prospectus:

  •
  Our annual report on Form 10-K for the fiscal year ended June 30, 2001;

  •
  Our quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 2001, December 31, 2001 and March 31, 2002; and

  •
  Our current reports on Form 8-K dated February 8, 2002 and February 19, 2002.

        All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act on or after the date of this prospectus, but prior to the termination of the exchange offer, are incorporated herein by reference. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified will not be deemed to constitute a part of this prospectus, except as so modified, and any statement so superseded will not be deemed to constitute a part of this prospectus.

        The information related to us contained in this prospectus should be read together with the information contained in the documents incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        Below is a description of certain provisions of the Restated Certificate of Incorporation of the Company, as amended (the "Certificate"), the Bylaws of Harman International (the "Bylaws") and the General Corporation Law of the State of Delaware (the "DGCL"), as these provisions relate to the indemnification of directors, officers, employees and agents of Harman International. This description is intended only as a summary and is qualified in its entirety by reference to the Certificate, the Bylaws and the DGCL.

  Elimination Of Liability In Certain Circumstances.

        Article Tenth of the Certificate provides that to the fullest extent provided by law a director will not be personally liable for monetary damages to Harman International or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director. The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. While Article Tenth of the Certificate provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of the duty of care. The provisions of Article Tenth as described above apply to officers of Harman International only if they are directors of Harman and are acting in their capacity as directors, and does not apply to officers of Harman International who are not directors.

  Indemnification And Insurance

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and agents of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, in connection with specified actions, suits or II-1 proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, as a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of actions by or in the right of the corporation, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action, and no indemnification shall be made where the person seeking indemnification has been found liable to the corporation, unless and only to the extent that a court determines is fair and reasonable in view of all circumstances. Article VIII of the Bylaws provide to directors and officers of Harman International indemnification to the fullest extent provided by Delaware law, thereby affording such persons the protections available to directors, officers, employees and agents of Delaware corporations as summarized above. Harman International maintains directors' and officers' liability insurance which insures against liabilities that directors or officers of Harman International may incur in such capacities.

Item 21. Exhibits and Financial Statements Schedules.

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)
3.1	Restated Certificate of Incorporation filed with the Delaware Secretary of State on October 7, 1986, as amended by the Certificates of Amendment filed with the Delaware Secretary of State of November 13, 1986, November 9, 1993 and on December 14, 2000 (Filed as Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ending June 30, 2001)
3.2	By-Laws of Harman International Industries, Incorporated, as amended December 13, 1999. (Filed as Exhibit 3.2, 4.5 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2000, and hereby incorporated by reference)
4.2	Rights Agreement (including a Form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A thereto, a Form Right Certificate as Exhibit B thereto and a Summary of Rights to Purchase of Preferred Stock as Exhibit C thereto) (Incorporated by reference to the Form 8-A filed by the Company on December 16, 1999)
4.3	Certificate of Designation of Series A Junior Participating Preferred Stock of Harman International Industries, Incorporated, dated January 11, 2000. (Filed as Exhibit 4.3 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2000, and hereby incorporated by reference)
4.4	Amended and Restated Indenture, dated July 7, 1997 between Harman International Industries, Incorporated and PNC Bank, National Association. (Filed as Exhibit 10.63 to the Periodic Report on Form 10-Q for the period ending September 30, 1998 and hereby incorporated by reference).
*4.5	Indenture, dated as of February 19, 2002 between Harman International Industries, Incorporated and J.P. Morgan Trust Company, National Association, as trustee
*4.6	Form of Initial Notes (included in Exhibit 4.5)
*4.7	Form of Exchange Notes (including in Exhibit 4.5)
*4.8	Registration Rights Agreement dated as of February 13, 2002 between Harman International Industries, Incorporated, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc. and J.P. Morgan Securities, Inc.
*5.1	Legal Opinion of Jones, Day, Reavis & Pogue
**12.1	Statement re: Computation of Ratios of Earnings to Fixed Charges
**23.1	Consent of Independent Auditors
*23.3	Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)
*24.1	Powers of Attorney
*25.1	Statement on Form T-1 of the eligibility of the Trustee
*99.1	Form of Letter of Transmittal
*99.2	Form of Notice of Guaranteed Delivery
*99.3	Form of Letter to DTC Participants
*99.4	Form of Letter to Clients
*99.5	Form of Instructions to Book-Entry Transfer Participants

*
Previously filed.
**
Filed herewith.

Item 22. Undertakings.

        The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(5)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, Harman International Industries, Incorporated has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington D.C., on June 11, 2002.

HARMAN INTERNATIONAL INDUSTRIES INCORPORATED
By:	/s/ FRANK MEREDITH Frank Meredith Executive Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated on June 11, 2002.

Signature	Title
* Sidney Harman	Executive Chairman and Chairman of the Board of Directors
/s/ BERNARD A. GIROD Bernard A. Girod	Vice Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
* Gregory P. Stapleton	President, Chief Operating Officer and Director
/s/ FRANK MEREDITH Frank Meredith	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)
Shirley Mount Hufstedler	Director
* Ann McLaughlin Korologos	Director
* Edward H. Meyer	Director
* Stanley A. Weiss	Director
*By:	/s/ FRANK MEREDITH Frank Meredith Pursuant to Powers of Attorney filed previously with the Securities and Exchange Commission

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)
3.1	Restated Certificate of Incorporation filed with the Delaware Secretary of State on October 7, 1986, as amended by the Certificates of Amendment filed with the Delaware Secretary of State of November 13, 1986, November 9, 1993 and on December 14, 2000 (Filed as Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ending June 30, 2001)
3.2	By-Laws of Harman International Industries, Incorporated, as amended December 13, 1999. (Filed as Exhibit 3.2, 4.5 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2000, and hereby incorporated by reference)
4.2	Rights Agreement (including a Form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A thereto, a Form Right Certificate as Exhibit B thereto and a Summary of Rights to Purchase of Preferred Stock as Exhibit C thereto) (Incorporated by reference to the Form 8-A filed by the Company on December 16, 1999)
4.3	Certificate of Designation of Series A Junior Participating Preferred Stock of Harman International Industries, Incorporated, dated January 11, 2000. (Filed as Exhibit 4.3 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2000, and hereby incorporated by reference)
4.4	Amended and Restated Indenture, dated July 7, 1997 between Harman International Industries, Incorporated and PNC Bank, National Association. (Filed as Exhibit 10.63 to the Periodic Report on Form 10-Q for the period ending September 30, 1998 and hereby incorporated by reference).
*4.5	Indenture, dated as of February 19, 2002 between Harman International Industries, Incorporated and J.P. Morgan Trust Company, National Association, as trustee
*4.6	Form of Initial Notes (included in Exhibit 4.5)
*4.7	Form of Exchange Notes (including in Exhibit 4.5)
*4.8	Registration Rights Agreement dated as of February 13, 2002 between Harman International Industries, Incorporated, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc. and J.P. Morgan Securities, Inc.
*5.1	Legal Opinion of Jones, Day, Reavis & Pogue
**12.1	Statement re: Computation of Ratios of Earnings to Fixed Charges
**23.1	Consent of Independent Auditors
*23.3	Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)
*24.1	Powers of Attorney
*25.1	Statement on Form T-1 of the eligibility of the Trustee
*99.1	Form of Letter of Transmittal
*99.2	Form of Notice of Guaranteed Delivery
*99.3	Form of Letter to DTC Participants
*99.4	Form of Letter to Clients
*99.5	Form of Instructions to Book-Entry Transfer Participants

*
Previously filed.

**
Filed herewith.

QuickLinks

TABLE OF CONTENTS
SUMMARY
The Exchange Offer
The Exchange Notes
Summary Historical Consolidated Financial Information
NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
BUSINESS
MANAGEMENT
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE EXCHANGE NOTES
REGISTRATION RIGHTS FOR OUTSTANDING NOTES
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES